FOURTH QUARTER 2021 FINANCIAL RESULTS

MANAGEMENT COMMENTARY:

During the fourth quarter, the Company saw continued strength in loan demand coupled with seasonal acceleration in loan payoffs during December, resulting in a modest drop in loan portfolio size. The acceleration in loan payoffs during December reflected a generally robust residential real estate market and our borrowers' success in selling their projects quicky ahead of the holidays. Due to the ongoing economic impact of COVID-19 and anticipated Federal Reserve interest rate increases during 2022, the Company continued its risk mitigation strategy: (1) new loans required borrowers to pre-pay interest; (2) we continued lending to only the highest quality borrowers; (3) we continued lending primarily in non-judicial states, which we believe to be less risky than judicial states; and (4) we continued lending on lower risk projects (less complex scope of work, existing occupancy permits, resale prices in the liquid segments of each real estate sub-market). The provision-for-loan-losses accrual rate decreased during the fourth quarter, after a significant increase during the first three quarters of 2021, to compensate for loan portfolio growth and offset charge offs taking during the fourth quarter of 2020 related to the sale of the Company's rental portfolio. Measures of investment security (portfolio loan-to-value, asset coverage ratios and interest coverage ratios) all remained healthy, with no material change.

LOAN-TO-VALUE, ASSET COVERAGE & INTEREST COVERAGE

- **Portfolio "After Repair" LTV:** Active loans 63%, paid off loans (actual) 58% vs paid off loans (estimate) 65%.
- **Cumulative "As-Is" LTV:** Bank Borrowings 22%, Senior Notes 40%, Series C Equity 55%, Series B Equity 68%, Series A Equity 71%.
- **Cumulative "As-Is" Asset Coverage:** Bank Borrowings 4.48x, Senior Notes 2.48x, Series C Equity 1.81x, Series B Equity 1.48x, Series A Equity 1.40x.
- **Cumulative Interest and Preferred Return Coverage:** Bank Borrowings 8.6x, Senior Notes 4.5x, Series C Equity 3.2x, Series B Equity 2.3x.

INCOME STATEMENT HIGHLIGHTS

- **Net Income:** $1,732,232, up 36.4% quarter/quarter, up 210.5% year/year.
- **Net Interest Margin:** 9.242%, down 23 basis points quarter/quarter, up 134 basis points year/year.
- **Net Interest Rate Spread:** 7.446%, down 16 basis points quarter/quarter, up 78 basis points year/year.
- **Interest Income:** $3,733,833, up 3.6% quarter/quarter, up 34.4% year/year.
- **Interest Expense:** $833,281, up 6.3% quarter/quarter, down 18.3% year/year.
- **Net Interest Income:** $2,900,552, up 2.9% quarter/quarter, up 64.9% year/year.

BALANCE SHEET HIGHLIGHTS

- **Total Assets:** $117.7 million, down 5.6% quarter/quarter, up 24.1% year/year.
- **Loans Receivable, Net:** $113.3 million, down 6.2% quarter/quarter, up 24.6% year/year.
- **Total Equity:** $49.5 million (42.1% of total assets), up 3.6% quarter/quarter, up 127.9% year/year.
- **Series A Equity:** $4.9 million (4.1% of total assets).
- **Series B Equity:** $20.3 million (17.3% of total assets).
- **Series C Equity:** $24.3 million (20.7% of total assets).
- **Junior Notes:** Junior notes were converted to Series C Equity, effective February 1, 2021.
- **Senior Notes:** $29.5 million (25.0% of total assets), down 5.8% quarter/quarter, up 21.6% year/year.
- **Bank Borrowings:** $36.4 million (30.9% of total assets), down 14.6% quarter/quarter, up 63.8% year/year.

LOANS & ASSET QUALITY

- **Allowance for Loan Losses:** $1,698,883 (1.5% of UPB). $76,680 in provisions added and $17,403 in charge offs.
- **Delinquent Loans:** One new loan became delinquent. No Delinquent Loans paid off. No Delinquent Loans were cured. One Delinquent Loan totaling $631,830 (0.5% of UPB).
- **REO Assets:** No new REO asset acquired. No REO assets sold. No REO assets converted to Rental Properties. Total REO assets $2.9 million (2 properties).

Portfolio Loan-to-Value and Interest Coverage

Portfolio Loan-to-Value based on "After-Repair" Value. The Company is an asset-based lender and its underwriting guidelines are heavily weighted toward real estate valuation, liquidity and loan-to-value coverage. In determining real estate collateral value, the Company inspects the properties and evaluates comparable property values in the area using Multiple Listing Service (MLS) data. Based on this information, the Company prepares an estimate of the "after-repair" value for each property. The Company's "after-repair" value estimates assume that all planned capital improvements to the real estate collateral have been completed and that the Company has disbursed all construction loan funds and represents the Company's estimate of the market value of the collateral after completion of the project based on information about comparable properties available at that time. In more complex transactions or for properties with limited comparable data, the Company may seek a formal valuation report such as an appraisal or broker price opinion. However, appraisals are recognized in the mortgage banking industry to represent estimates of value but should not be relied upon as the only measure of true worth or realizable value. Collateral value is determined solely in the judgment of the Company.

The Company believes that performing in-house real estate valuations provides it with a competitive advantage. By performing hundreds of in-house valuations per year in multiple geographies, the Company can continually refine its appraisal process and analyze real estate market trends within different geographies. This internal valuation analysis enables the Company to make faster and more informed lending decisions, which we believe help mitigate risk while providing borrowers with a higher quality of service. The Company reports to investors on a quarterly basis the results of its valuation methodology testing. These tests compare the actual loan to sale-price for those loans that paid off during a given quarter against the Company's estimated valuation for those same properties at the time the loans were made. This monthly analysis helps the Company to analyze and improve its in-house valuation methodology on an ongoing basis.

The following table sets forth the average loan-to-value for Portfolio Loans at the dates indicated, based on "after-repair" value:

Loan-to-Value Based on "After-Repair" Value	As of or for the Year Ended December 31,	
	2021	2020
Loan to value - active loans, end of period		
Unpaid principal balance	$ 115,701,463	$ 92,048,404
Undisbursed construction loan balance (1)	14,237,524	10,101,465
Estimated "after-repair" value (2)	204,791,000	158,951,000
Estimated "after-repair" loan-to-value (3)	63%	64%
Loan to value - properties sold retail, during period		
Principal balance	$ 133,811,153	$ 102,765,141
Actual sale price	230,920,485	167,542,858
Actual loan-to-sale price (4)	58%	61%
Original "after-repair" loan-to-value estimate	65%	65%
Number of loans	407	340

(1) Undisbursed construction loan balance is comprised of construction funds that have been approved but not yet disbursed. Once disbursed, the construction funds are added to the unpaid principal balance.
(2) Estimated "after repair" value assumes all undisbursed construction loan balances are fully disbursed and corresponding capital improvements to real estate have been completed. Real estate values are based on the Company's "after-repair" value estimates.
(3) Estimated "after-repair" loan-to-value is calculated by dividing the sum of the unpaid principal balance and the undisbursed construction loan balance by the estimated "after-repair" value. The principal balance of each loan was used to calculate the weighted average.
(4) Actual loan-to-sale price is calculated by dividing the fully funded loan amount by the actual sale price of the real estate collateral. The principal balance of each loan was used to calculate the weighted average. Loans that were refinanced or secured by real estate collateral that was sold wholesale (prior to planned improvements being completed) were excluded from the calculation.

The Company does not charge interest to borrowers on loan proceeds held back for construction until those proceeds are disbursed. Upon disbursement, the incremental loan proceeds are added to the existing unpaid principal balance of the loan. This practice requires the Company to categorize these funds as an undisbursed construction loan balance. The Company's undisbursed construction loan balance as of December 31, 2021, was $14.2 million compared to $10.1 million as of December 31, 2020. For purposes of calculating the estimated "after-repair" loan-to-value on the active Portfolio Loans, the Company assumes loan commitments are fully disbursed and associated improvements to the real estate collateral have been completed.

As of the year ended December 31, 2021, the estimated weighted average "after-repair" loan-to-value for active Portfolio Loans was 63%. By comparison, during the year ended December 31, 2021 the weighted average loan-to-sales price of paid off Portfolio Loans was 58%, compared to our estimated weighted average "after-repair" loan-to-value of 65% for those same properties that sold during the year. This suggests that the Manager's valuation methodology for estimating "after-repair" value for those loans that paid off during the year was 7 percentage points more conservative than the actual sale prices, on average.

This compares to the year ended December 31, 2020, when the estimated weighted average "after-repair" loan-to-value for active Portfolio Loans was 64%. By comparison, during the year ended December 31, 2020 the weighted average loan-to-sales price of paid off Portfolio Loans was 61%, compared to our estimated weighted average "after-repair" loan-to-value of 65% for those same properties that sold during the year. This suggests that the Manager's valuation methodology for estimating "after-repair" value for those loans that paid off during the year was 4 percentage points more conservative than the actual sale prices, on average.

It is important to point out that our "after-repair" loan to value estimates are calculated at the time the loans are made and are based on comparable sold properties available at that time and assume no future price appreciation. If the real estate market appreciates during the life of the loan, our borrowers may sell their properties at higher prices than originally estimated, resulting in a lower loan-to-sales price percentage. Similarly, if real estate prices depreciate during the life of the loan, our borrowers may sell their properties at lower prices than originally estimated, resulting in a higher loan-to sale price percentage. The Company monitors these trends and adjusts its valuation methodology accordingly.

"As-Is" Loan-to-Value and Asset Coverage Based on Percentage Completion. In order to provide an estimate of the "as-is" real estate collateral value at end of period, and to account for projects that are in process of construction or redevelopment, the Company uses a straight-line percentage completion method to estimate the "as-is" real estate value. Specifically, the Company estimates the percentage completion of all real estate projects based on the percentage of construction funds disbursed at period end and then multiplies this percentage completion by the total estimated value add (estimated "after-repair" value of real estate minus purchase price) to determine the current value added through capital improvements. The current value added through capital improvements is then added to the original purchase price to calculate the "as-is" value of the real estate collateral at period end. This estimated "as-is" value is then used to analyze the cumulative loan-to-value and real estate asset coverage of each investment program. It is important to note that the "as-is" loan-to-value and asset coverage ratios improve as the percentage completion increases. As a result, the following "as-is" loan-to-value and asset coverage analysis (based on percentage completion) is more conservative than the "after-repair" values and "after-repair" loan-to-values provided above, which assume 100% project completion and associated value added.

The following table provides the cumulative "as-is" loan-to-value and cumulative "as-is" asset coverage ratios for all five tiers of the Company's capital structure at the dates indicated, based on the estimated "as-is" valuation of real estate collateral.

Loan-to-Value and Asset Coverage based on "As-Is" Value

	As of or for the Year Ended December 31, 2021	2020
Estimated value added through construction improvements		
Estimated 'after-repair' value	$ 204,791,000	$ 158,951,000
Real estate purchase price	126,016,467	101,490,879
Total estimated value add	$ 78,774,533	$ 57,460,121
Estimated percentage completion of capital improvements		
Construction loan commitments	$ 25,327,230	$ 16,380,981
Undisbursed construction loan balance	14,237,524	10,101,465
Disbursed construction loan funds	11,089,706	6,279,516
Percentage completion	44%	38%
Real estate value added based on percentage completion	34,491,984	22,026,871
Real estate purchase price	126,016,467	101,490,879
Estimated 'as-is' real estate value securing loan portfolio	160,508,452	123,517,750
Book value of rental property	-	733,355
Book value of real estate owned (REO), held for sale	2,889,930	1,881,701
Estimated 'as-is' real estate collateral value securing investment programs	**$163,398,382**	**$126,132,806**
Capital structure and investment programs		
Bank Borrowings	$ 36,472,360	$ 22,296,965
Senior Notes	29,467,505	24,229,442
Senior Notes, cumulative	65,939,865	46,526,407
Series C Equity (previously Junior Notes) (1)	24,324,226	23,843,628
Series C Equity, cumulative	$ 90,264,091	$ 70,370,035
Series B Equity (previously Equity Program) (2)	20,329,004	21,725,428
Series B Equity, cumulative	$ 110,593,095	$ 92,095,463
Series A Equity (3)	4,865,227	na
Series A Equity, cumulative	$ 115,458,323	na
Capital structure loan-to-value based on 'as-is' valuation of real estate collateral		
Bank Borrowings	22%	18%
Senior Notes, cumulative	40%	37%
Series C Equity, cumulative (previously Junior Notes) (1)	55%	56%
Series B Equity, cumulative (previously Equity Program) (2)	68%	73%
Series A Equity, cumulative (3)	71%	na
Capital structure asset coverage based on 'as-is' valuation of real estate collateral		
Bank Borrowings	4.48 x	5.66 x
Senior Notes, cumulative	2.48 x	2.71 x
Series C Equity, cumulative (previously Junior Notes) (1)	1.81 x	1.79 x
Series B Equity, cumulative (previously Equity Program) (2)	1.48 x	1.37 x
Series A Equity, cumulative (3)	1.40 x	na

(1) Effective February 1, 2021, the Company's subordinate secured, six percent interest rate, six-month maturity, promissory notes (the "Junior Notes") were prepaid, and holders of the Junior Notes reinvested the outstanding principal amount into six percent preferred return, participating, Class C Units of equity.
(2) Effective February 1, 2021, the Company's 10% preferred return, participating, equity offering (the "Equity") was exchanged for nine percent preferred, participating, Class B Units of equity.
(3) Effective February 1, 2021, the Company issued to employees of the Company's Manager, Iron Bridge Management Group, LLC (the "Manager") Class A Units of equity. The investment return on these Class A Units is intended to replace the right of the Manager to receive "Performance Fees."

As of December 31, 2021, the estimated "after-repair" value of the real estate collateral securing the loan portfolio was $204.8 million, and the real estate purchase price was $126.0 million, resulting in an estimated $78.8 million in total value add to the real estate projects. Total construction loan commitments were $25.3 million and construction funds disbursed were $11.1 million, resulting in an estimated percentage completion of 44%. Multiplying the estimated total value add of $78.8 million by the estimated project completion of 44% equaled an estimated $34.5 million of incremental real estate value added based on percentage completion. Adding $34.5 million of incremental real estate value added to the real estate purchase price of $126.0 million provided an estimated "as-is" loan portfolio real estate collateral value of $160.5 million. When combined with an estimated $2.9 million of real estate owned assets, the total estimated "as-is" real estate collateral value securing the Company's investment programs was $163.4 million as of December 31, 2021.

Cumulative loan-to-value is the value of the debt or equity investment plus any senior debt or equity divided by the estimated "as-is" real estate collateral value ($163.4 million as of December 31, 2021). As of December 31, 2021, the loan-to-value of Bank Borrowings equaled 22% or $36.5 million in Bank Borrowings divided by the estimated "as-is" real estate collateral value of $163.4 million; Cumulative loan-to-value of Senior Notes equaled 40% or $65.9 million (the sum of $29.4 million in Senior Notes, plus $36.5 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $163.4 million, and; Cumulative loan-to-value of Series C Equity (previously "Junior Notes") equaled 55% or $90.2 million (the sum of $24.3 million in Series C Equity, plus $29.4 million in Senior Notes, plus $36.5 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $163.4 million; Cumulative loan-to-value of Series B Equity (previously "Equity") equaled 68% or $110.5 million (the sum of $20.3 million in Series B Equity, plus $24.3 million in Series C Equity, plus $29.4 million in Senior Notes, plus $36.5 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $163.4 million, and; Cumulative loan-to-value of Series A Equity equaled 71% or $115.4 million (the sum of $4.9 million in Series A Equity, plus $20.3 million in Series B Equity, plus $24.3 million in Series C Equity, plus $29.4 million in Senior Notes, plus $36.5 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $163.4 million.

Loan-to-value for Bank Borrowings increased year-over-year, reflecting an increase in Bank Borrowings from 23.4% to 30.9% of total assets, as the Company drew on its line of credit to meet an increase in loan demand. Cumulative loan-to-value for Senior Notes increased year-over-year, reflecting the increase in Bank Borrowings, as Senior Notes remained constant at approximately 25.0% of total assets. Cumulative loan-to-value for Series C Equity (previously "Junior Notes") increased modestly year-over-year, primarily reflecting the growth in Bank Borrowings more than offsetting a decrease in Series C Equity (previously "Junior Notes") from 25.2% to 20.7% of total assets.

Cumulative Asset Coverage is the estimated "as-is" real estate collateral value ($163.4 million as of December 31, 2021) divided by the investment debt or equity and any senior debt or equity. As of December 31, 2021, Bank Borrowings equaled 4.48 times or $163.4 million in estimated "as-is" real estate collateral value divided by $36.5 million in Bank Borrowings; Senior Notes equaled 2.48 times or $163.4 million in estimated "as-is" real estate collateral value divided by $65.9 million (the sum of $29.4 million in Senior Notes, plus $36.5 million in Bank Borrowings); Series C Equity (previously "Junior Notes") equaled 1.81 times or $163.4 million in estimated "as-is" real estate collateral value divided by $90.2 million (the sum of $24.3 million in Series C Equity, plus $29.4 million in Senior Notes, plus $36.5 million in Bank Borrowings); Series B Equity (previously "Equity") equaled 1.48 times or $163.4 million in estimated "as-is" real estate collateral value divided by $110.5 million (the sum of $20.3 million in Series B Equity, plus $24.3 million in Series C Equity, plus $29.4 million in Senior Notes, plus $36.5 million in Bank Borrowings), and; Series A Equity equaled 1.40 times or $163.4 million in estimated "as-is" real estate collateral value divided by $115.4 million (the sum of $4.9 million in Series A Equity, plus $20.3 million in Series B Equity, plus $24.3 million in Series C Equity, plus $29.4 million in Senior Notes, plus $36.5 million in Bank Borrowings).

Asset coverage for Bank Borrowings decreased year-over-year, reflecting an increase in Bank Borrowings from 23.4% to 30.9% of total assets, as the Company drew on its line of credit to meet an increase in loan demand. Cumulative asset coverage for Senior Notes decreased year-over-year, reflecting the increase in Bank Borrowings, as Senior Notes

remained constant at approximately 25.0% of total assets. Cumulative asset coverage for Series C Equity (previously "Junior Notes") decreased minimally year-over-year primarily reflecting the growth in Bank Borrowings being offset by a decrease in Series C Equity (previously "Junior Notes") from 25.2% to 20.7% of total assets.

By comparison, as of December 31, 2020 the estimated "after-repair" value of the real estate collateral securing the loan portfolio was $159.0 million, and the real estate purchase price was $101.5 million, resulting in an estimated $57.5 million in total value add to the real estate projects. Total construction loan commitments were $16.4 million and construction funds disbursed were $6.3 million, resulting in an estimated percentage completion of 38%. Multiplying the estimated total value add of $57.5 million by the estimated project completion of 38% equaled an estimated $22.0 million of incremental real estate value added based on percentage completion. Adding $22.0 million of incremental real estate value added to the real estate purchase price of $101.5 million provided an estimated "as-is" loan portfolio real estate collateral value of $123.5 million. When combined with an estimated $767,920 of rental property assets and $1.8 million of real estate owned assets, the total estimated "as-is" real estate collateral value securing the Company's investment programs was $126.1 million as of December 31, 2020.

Cumulative loan-to-value is the value of the debt or equity investment plus any senior debt divided by the estimated "as-is" real estate collateral value ($126.1 million as of December 31, 2020). As of December 31, 2020, the loan-to-value of Bank Borrowings equaled 18% or $22.3 million in Bank Borrowings divided by the estimated "as-is" real estate collateral value of $126.1 million; Cumulative loan-to-value of Senior Notes equaled 37% or $46.5 million (the sum of $24.2 million in Senior Notes, plus $22.3 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $126.1 million, and; Cumulative loan-to-value of Junior Notes equaled 56% or $70.3 million (the sum of $23.8 million in Junior Notes, plus $24.2 million in Senior Notes, plus $22.3 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $126.1 million, and; Cumulative loan-to-value of equity equaled 73% or $92.0 million (the sum of $21.7 million in equity, plus $23.8 million in Junior Notes, plus $24.2 million in Senior Notes, plus $22.3 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $126.1 million.

Cumulative asset coverage is the estimated "as-is" real estate collateral value ($126.1 million as of December 31, 2020) divided by the debt or equity and any senior debt. As of December 31, 2020, Bank Borrowings equaled 5.7 times or $126.1 million in estimated "as-is" real estate collateral value divided by $22.3 million in Bank Borrowings; Senior Notes equaled 2.7 times or $126.1 million in estimated "as-is" real estate collateral value divided by $46.5 million (the sum of $24.2 million in Senior Notes, plus $22.3 million in Bank Borrowings); Junior Notes equaled 1.8 times or $126.1 million in estimated "as-is" real estate collateral value divided by $70.3 million (the sum of $23.8 million in Junior Notes, plus $24.2 million in Senior Notes, plus $22.3 million in Bank Borrowings), and; Equity equaled 1.4 times or $126.1 million in estimated "as-is" real estate collateral value divided by $92.0 million (the sum of $21.7 million in equity, plus $23.8 million in Junior Notes, plus $24.2 million in Senior Notes, plus $22.3 million in Bank Borrowings).

Interest Coverage. The interest coverage ratios are the ratios of total income to interest expenses. The following table provides information as to the Company's interest coverage ratios considering the Company's three components of debt for the periods shown.

Interest Coverage Ratios				
	For the Three Months Ended December 31,		For the Year Ended December 31,	
	2021	2020	2021	2020
Interest income	$ 3,733,833	$ 2,779,079	$ 13,326,103	$ 10,771,323
Rental property Income	16,490	115,059	34,843	620,845
Other income	33,179	1,253,265	313,463	1,844,696
Total income	3,783,502	4,147,403	13,674,409	13,236,864
Interest coverage / preferred return coverage ratios				
Interest expense – Bank Borrowings (1)	440,839	249,797	1,369,512	1,088,265
Interest expense – Senior Notes (2)	392,442	369,070	1,452,530	1,418,145
Preferred return – Series C Equity (previously Junior Notes) (3)	359,172	401,301	1,451,504	1,668,162
Preferred return – Series B Equity (previously Equity Program) (4)	469,116	-	1,829,940	na
Total interest expense plus preferred return	$ 1,192,453	$ 1,020,168	$ 4,273,546	$ 4,174,572
Interest coverage - Bank Borrowings (1)	8.6 x	16.6 x	10.0 x	12.2 x
Cumulative interest coverage - Senior Notes (2)	4.5 x	6.7 x	4.8 x	5.3 x
Cumulative Preferred return - Series C Equity (previously Junior Notes) (3)	3.2 x	4.1 x	3.2 x	3.2 x
Cumulative Preferred return - Series B Equity (previously Equity Program) (4)	2.3 x	na	2.2 x	na
Average portfolio leverage, during period	59.4%	74.6%	57.0%	75.6%

(1) Bank Borrowings have a first priority security interest in all of the Company's assets, including Portfolio Loans. Interest coverage equals total income divided by the interest expense related to Bank Borrowings.

(2) Senior Notes have a second priority security interest in all of the Company's assets, including its Portfolio Loans. Cumulative interest coverage of Senior Notes equals total income divided by the total interest expense related to Senior Notes and Bank Borrowings combined.

(3) Series C Equity has a third priority security interest in all of the Company's assets, including Portfolio Loans. Cumulative preferred return coverage of Series C Equity equals total income divided by the total preferred return due Series C Equity, plus interest expense related to Senior Notes and Bank Borrowings combined. Effective February 1, 2021, the Company's subordinate secured, six percent interest rate, six-month maturity, promissory notes (the "Junior Notes") were prepaid, and holders of the Junior Notes reinvested the outstanding principal amount into six percent preferred return, participating, Class C Units of equity.

(4) Series B Equity has a forth priority security interest in all of the Company's assets, including Portfolio Loans. Cumulative preferred return coverage of Series B Equity equals total income divided by the total preferred return due Series B Equity, Series C Equity, plus interest expense related to Senior Notes and Bank Borrowings combined. Effective February 1, 2021, the Company's 10% preferred return, participating, equity offering (the "Equity") was exchanged for nine percent preferred, participating, Class B Units of equity.

During the quarter ended December 31, 2021, the Company generated $3,783,502 in total income available to pay interest expense and equity preferred returns. With average portfolio leverage of 59.4%, the Company paid interest expense of $440,839 related to Bank Borrowings and $392,442 related to Senior Notes. The Company paid preferred returns of $359,172 related to Series C Equity (Previously "Junior Notes") and $469,116 related to Series B Equity (previously "Equity Program"). Total income was 8.6 times the amount necessary to pay interest expense related to Bank Borrowings, 4.5 times the amount necessary to pay the interest expense related to Bank Borrowings and Senior Notes combined, 3.2 times the amount necessary to pay the interest expense and preferred returns related to Bank Borrowings, Senior Notes and Series C Equity combined, and 2.3 times the amount necessary to pay the interest expense or preferred returns related to Bank Borrowings, Senior Notes, Series C Equity and Series B Equity combined.

Interest coverage for Bank Borrowings decreased year-over-year due to an increase in average Bank Borrowings relative to average interest-earning assets, which more than offset a reduction in the interest rate paid on Bank Borrowings. Cumulative interest coverage for Senior Notes decreased year-over-year due to an increase in Bank Borrowings. Cumulative preferred return coverage for Series C Equity decreased year-over-year as the increase in Bank Borrowings more than offset by a modest decline in Series C Equity.

By comparison, during the year ended December 31, 2021 the Company generated $13.7 million in total income available to pay interest expense and equity preferred returns. With average portfolio leverage of 57.0%, the Company paid interest expense of $1,369,512 related to Bank Borrowings and $1,452,530 related to Senior Notes. The Company paid preferred returns of $1,451,504 related to Series C Equity (Previously "Junior Notes") and $1,829,940 related to Series B Equity (previously "Equity Program"). Total income was 10.0 times the amount necessary to pay interest expense related to Bank Borrowings, 4.8 times the amount necessary to pay the interest expense related to Bank Borrowings and Senior Notes combined, 3.2 times the amount necessary to pay the interest expense or preferred related to Bank Borrowings, Senior Notes and Series C Equity (Previously "Junior Notes") combined, and 2.2 times the amount necessary to pay the interest expense or preferred returns related to Bank Borrowings, Senior Notes, Series C Equity and Series B Equity combined.

Income Statement

Net Income. Net income was $1,732,232 for the quarter ended December 31, 2021, an increase of $462,569 or 36.4%, from $1,269,663 in the prior quarter, and an increase of $1,174,432, or 210.5%, from $557,801 during the same quarter in the prior year.

The year-over-year increase in net income was primarily attributable to a decrease in interest expense related to the conversion of all Junior Notes to Series C Equity during the first quarter of 2021. Other significant drivers were a 24.6% year-over-year increase in loan portfolio size, elimination of incentive fees payable to the Manager due to the capital restructuring during the first quarter of 2021, and a 94.2% decline in real estate holding costs related to the sale of all Rental Properties.

Net Interest Margin and Net Interest Rate Spread. Net interest margin for the quarter ended December 31, 2021 was 9.242% compared to 9.472% and 7.897% for the quarters ended September 30, 2021 and December 31, 2020, respectively. Similarly, the net interest rate spread for the quarter ended December 31, 2021 was 7.446% compared to 7.604% and 6.669% for the quarters ended September 30, 2021 and December 31, 2020, respectively. See table below "Average Balances and Yields" for additional details.

The net interest margin and net interest rate spread increased year-over-year, reflecting a decline in the Company's blended yield paid on interest-bearing liabilities, due to a reduction in the interest rate paid on Senior Notes and Bank Borrowings, more than offsetting a modest decline in the Company's blended yield earned on interest-earning assets. The net interest margin saw a further increase year-over-year due to a reduction in total interest expense related to the conversion of Junior Notes into Series C Equity during the first quarter. See "Interest Income" and "Interest Expense" below for additional details. The net interest margin and net interest rate spread remained relatively flat quarter-over-quarter, reflecting relatively stable loan pricing and cost of capital.

Interest Income. For the quarter ended December 31, 2021, total interest income was $3,733,833, an increase of $131,336, or 3.6%, from $3,602,497 during the prior quarter, and an increase of $954,754, or 34.4%, from $2,779,079 during the same period in the prior year.

The Company's average interest-earning assets increased by $6.5 million, or 5.5%, to $124.5 million during the quarter ended December 31, 2021, from an average of $118.1 million during the prior quarter. The yield earned on interest-earning assets decreased 21 basis points during the same period to 11.897% from 12.106%.

Average interest-earning assets increased $35.9 million, or 40.5%, year-over-year to $124.5 million during the quarter, from an average of $88.6 million during the same quarter in the prior year. The yield earned on average interest-earning assets declined 58 basis points to 11.897% during the quarter from 12.477% during the same quarter in the prior year.

The increase in average interest earning assets quarter-over-quarter and year-over-year was primarily attributable strong loan demand, as a result of marketing initiatives initiated during the second half of 2020 and strong residential real estate resale activity, which more than offset loan payoffs. The decline in yield earned is a result of older, higher-yielding loans being replaced by newer loans made at lower interest rates. The decline in industry loan pricing that we witnessed over the past 7 years seems to be at or near bottom. The Company decided in 2016 to lower its loan pricing to gain and retain higher quality borrowers to mitigate risk. We have been successful in this regard and plan to continue with this strategy.

The average daily balance of cash during the quarter ended December 31, 2021 was $190,760, compared to $152,730 and $688,546 for the quarters ended September 30, 2021, and December 31, 2020, respectively. Interest income earned on those cash balances during that time was immaterial.

Interest Expense. Total interest expense increased $49,296, or 6.3%, to $833,281 for the quarter ended December 31, 2021 from $783,985 during the prior quarter, and decreased $186,888, or 18.3%, from $1,020,168 during the same quarter in the prior year. The average cost of interest-bearing liabilities was 4.450% during the quarter ended December 31, 2021, a decrease of 5 basis points from 4.502% during the prior quarter, and a decrease of 136 basis points from 5.808% during the same quarter in the prior year.

Interest expense on the Company's Junior Notes was $0 for the fourth quarter, as the result of the Company converting Junior Notes to Series C Equity during the first quarter of 2021. This compares to $401,301 during the same quarter in the prior year. The average yield paid on Junior Notes in the same quarter of the prior year was 6.653%. In May 2019 the Company began refinancing maturing Junior Notes from 8.0% to 7.0%, and all outstanding Junior Notes were refinanced by October 2019. In November 2020, the Company began refinancing maturing Junior Notes from 7.0% to 6.0%. All outstanding Junior Notes were converted to 6% Preferred, Participating Series C Equity effective February 1, 2021 as part of the Company's recapitalization. See "Junior Notes" below and "Recapitalization Summary" in the Company's First Quarter 2021 Report for additional details.

Interest expense on the Company's Senior Notes was $392,442 for the quarter ended December 31, 2021, a decrease of $18,120, or 4.4%, from $410,562 during the prior quarter, and an increase of $23,372, or 6.3%, from $369,070 during the same quarter in the prior year. The average yields paid on Senior Notes for the quarters ending December 31, 2021, September 30, 2021 and December 31, 2020 were 4.997%, 5.004% and 5.804%, respectively. See "Senior Notes" below for additional details.

Interest expense on the Company's line of credit ("Bank Borrowings") was $440,839 during the quarter ended December 31, 2021, an increase of $67,416, or 18.1%, from $373,423 during the prior quarter, and an increase of $191,042, or 76.5%, from $249,797 for the same quarter in the prior year. The average interest rates paid on Bank Borrowings for the quarters ending December 31, 2021, September 30, 2021 and December 31, 2020 were 4.056%, 4.056% and 4.829%, respectively.

The year-over-year decrease in interest rate paid on Bank Borrowings primarily reflects the more favorable financing terms provided by the Company's new bank lender. On May 5, 2021, the Company refinanced its $40 million credit facility provided by Western Alliance Bank with a new $40 million credit facility provided by Umpqua Bank. The new credit facility is substantially the same but offers the Company more attractive pricing. The Western Alliance Bank financing was priced at the greater of 1-Month LIBOR plus 3.125% or 4.75% (floor rate), compared to the Umpqua Bank financing priced at the greater of 1-Month LIBOR plus 2.750% or 4.00% (floor rate). On August 10, 2021, the Umpqua Bank credit facility was increased from $40 million to $50 million. See "Bank Borrowings" below for additional details.

Net Interest Income. Net interest income for the quarter ended December 31, 2021 was $2,900,552, an increase of $82,040, or 2.9%, from $2,818,512 during the prior quarter, and an increase of $1,141,641, or 64.9%, from $1,758,911 during the same quarter in the prior year.

The year-over-year increase in net interest income was primarily attributable to a reduction in total interest expense related to the conversion of Junior Notes into Series C Equity during the first quarter of 2021. However, the year-over-year increase in net interest income was also attributable to a 78 basis point increase in the net interest rate spread coupled with a 40.5% increase in average interest-earning assets. The quarter-over-quarter increase in net interest income was attributable to a 5.5% increase in average interest-earning assets, which more than offset a 16 basis point decrease in the net interest rate spread.

Other Income. For the quarter ended December 31, 2021, other income was $33,179, a decrease of $17,055, or 34.0%, from $50,234 during the prior quarter, and a decrease of $1,220,086, or 97.4%, from $1,253,265 during the same period of the prior year. Other income generally includes late payment fees and default interest related to Non-Performing Loans, income from REO assets, and reversals in the allowance for loan losses used to offset losses on the sale of REO assets. We expect this income to vary between periods driven by the number of Non-Performing Loans, timing of Non-Performing Loan payoffs, collectability of default interest and late fees on Non-Performing Loans, and the profitability of REO asset sales.

The decrease in other income quarter-over-quarter was primarily attributable to no charge offs taken during the quarter and a reduction in loan fee income related to fewer non-performing loans. The decrease in other income year-over-year was primarily attributable to large charge offs and corresponding reversals in the allowance for loan losses during the fourth quarter of 2020, related to the Company's disposition of its Rental Properties. See "Delinquent Loans, REO Assets and Rental Properties" below for additional details.

Non-Interest Expense. For the quarter ended December 31, 2021, non-interest expense was $1,216,600, a decrease of $390,860, or 24.3%, from $1,607,460 during the prior quarter, and a decrease of $150,350, or 11.0%, from $1,366,950 during the same period in the prior year.

The decreases quarter-over-quarter and year-over-year in non-interest expense were primarily driven by a decrease in the provision for loan losses expense, as the Company was able to substantially grow its allowance for loan losses during the first, second and third quarters of 2021, following the charge offs taken during the fourth quarter of 2020 related to the sale of the Company's rental portfolio.

Provision for Loan Losses. Based on our analysis of loan portfolio performance, portfolio growth, and potential market risk, the Company recorded a provision of $76,680 for the quarter ended December 31, 2021, a provision of $521,731 for the quarter ended September 30, 2021, and a provision of $308,412 for the quarter ended December 31, 2020. The allowance for loan losses was $1,698,883 or 1.5% of total unpaid principal balance (UPB), at December 31, 2021, compared to $1,639,607, or 1.3% of total UPB, at September 30, 2021, and as compared to $506,036, or 0.5% of total UPB, at December 31, 2020.

There was one Delinquent Loan as of December 31, 2021 totaling 631,830 or 0.5% of UPB, compared to no delinquent loans at September 30, 2021, and $2,699,498, or 2.9% of the total UPB at December 31, 2020. The allowance for loan losses reflects the estimate we believed to be appropriate to cover probable incurred losses inherent in the loan portfolio at December 31, 2021, September 30, 2021, and December 31, 2020. See "Asset Quality" below for a discussion of Non-Performing Loans and REO assets.

It is important to point out that on average Delinquent Loans and Non-Performing Loans generate additional profits for the Company through the return of principal, accrued interest and additional late fees and default interest. Therefore, the percentage of Non-Performing Loans are not necessarily correlated to the amount of charge offs expected by the Company.

Franchise Fees and Income Taxes. Franchise fees for the quarter ended December 31, 2021 totaled $1,389, as compared to $40 during the prior quarter and $326 during the same quarter in the prior year. Under the laws pertaining to income taxation of limited liability companies, the Company as an entity pays no federal income tax.

Balance Sheet, Liquidity and Capital Resources

Total assets. Total assets decreased $6.9 million, or 5.6%, to $117.7 million as of December 31, 2021 from $124.6 million at September 30, 2021, and increased $22.9 million, or 24.1%, from $94.8 million at December 31, 2020.

Total assets were down quarter-over-quarter due to seasonal acceleration of loan payoffs heading into the holidays. Total assets increased year-over-year reflecting strengthening loan demand and loan portfolio growth.

Equity. As of December 31, 2021, September 30, 2021, and December 31, 2020, the Company's equity balance was $49.5 million (42.1% of total assets), $47.8 million (38.4% of total assets), and $21.7million (22.9% of total assets), respectively. As of December 31, 2021, Series A Equity equaled $4.9 million (4.1% of total assets), Series B Equity equaled $20.3 million (17.3% of total assets), and Series C Equity equaled $24.3 million (20.7% of total assets).

The Company's equity increased significantly year-over-year as a result of the Junior Notes converting to Series C Equity, effective February 1, 2021. The line of credit loan covenants with Umpqua Bank require the Company to maintain a one to one leverage ratio. The Senior Note Maximum Debt Covenant requires equity to be no less than 20% of total assets. The Company's Class Limitation Covenant requires the sum of Series A Equity and Series B Equity to be no less than 20% of total assets. As of December 31, 2021, the Company was in compliance with all covenants.

Bank Borrowings. As of December 31, 2021, September 30, 2021, and December 31, 2020, the net unpaid line of credit balance was $36.4 million (30.9% of total assets), $42.6 million (34.2% of total assets), and $22.2 million (23.4% of total assets), respectively.

For the quarters ending December 31, 2021, September 30, 2021, and December 31, 2020, the average line of credit balance and utilization during these periods was $43.1 million (86.3% utilization), $36.5 million (80.4% utilization), and $20.6 million (51.4% utilization), respectively. The Company targets a line of credit utilization rate of 50-80%, which allows the Company to meet unanticipated loan requests from borrowers or unanticipated withdrawal requests from investors. Similarly, if the Company's Portfolio Loans pay off faster than anticipated or if new loan originations do not match the rate of loan payoffs, the line of credit can be paid down while keeping investor capital fully utilized.

On May 5, 2021, the Company refinanced its $40 million credit facility provided by Western Alliance Bank with a new $40 million credit facility provided by Umpqua Bank. The new credit facility is substantially the same but offers the Company more attractive pricing. The Western Alliance Bank credit facility was priced at the greater of 1-Month LIBOR plus 3.125% or 4.75% (floor rate), compared to the Umpqua Bank credit facility priced at the greater of 1-Month LIBOR plus 2.750% or 4.00% (floor rate). On August 10, 2021, the Umpqua Bank credit facility was increased from $40 million to $50 million to accommodate portfolio loan growth during 2021.

Senior Notes. As of December 31, 2021, Senior Notes were $29.5 million (25.0% of total assets) compared to $31.3 million (25.1% of total assets) as of September 30, 2021 and $24.2 million (25.6% of total assets) as of December 31, 2020. During the third quarter of 2020, the Company announced that it would be lowering the interest rate on all Senior Notes from 6.0% to 5.5% on November 25, 2020 and reducing the interest rate again from 5.5% to 5.0% on February 23, 2021. As of December 31, 2021, the interest rate on Senior Notes was 5.0%.

Junior Notes. As of December 31, 2021 and September 30, 2021 Junior Notes were $0.00 (0.0% of total assets), compared to $23.8 million (25.2% of total assets) at December 31, 2020. Starting in October 2020, the Company began refinancing maturing Junior Notes from 7.0% to 6.0%. On February 1, 2021 all Junior Notes were converted to Series C Equity as part of the Company's recapitalization. See "Recapitalization Summary" in the Company's First Quarter Report for additional details.

Portfolio Roll Forward Analysis. The Company makes short term loans with maturities of 12 months or less. These Portfolio Loan payoffs provide a primary source of cash flow to the Company. To help analyze the velocity of this cash flow the Company performs a monthly loan portfolio roll forward analysis. This analysis evaluates the number of active loans and the principal balance of those loans at the beginning of each month, and the dollar volume of principal advances made, and principal payments received by the Company during each month. With this information, the Company can analyze historical monthly cash flows related to loan portfolio funding and payoffs and calculate the number of days required for the loan portfolio to turn over or to pay off in full, assuming the Company stopped making new loans and the historical principal payment velocity remained constant.

ROLL FORWARD ANALYSIS						
Month	Number of Loans	Principal Beginning Balance	Principal Advances	Principal Payments	Principal Ending Balance	Days to Turnover (1)
Jan-20	247	89,805,878	7,748,381	(12,157,961)	85,396,298	222
Feb-20	254	85,396,298	8,813,961	(8,730,654)	85,479,606	293
Mar-20	253	85,479,606	12,941,202	(11,104,564)	87,316,244	231
Apr-20	256	87,316,244	8,816,811	(7,639,845)	88,493,209	343
May-20	242	88,493,209	9,194,335	(15,357,101)	82,330,443	173
Jun-20	232	82,330,443	9,315,760	(11,369,759)	80,276,444	217
Jul-20	226	80,276,444	12,215,587	(16,043,839)	76,448,191	150
Aug-20	257	76,448,191	15,528,868	(7,540,724)	84,436,335	304
Sep-20	250	84,436,335	9,966,202	(13,715,931)	80,686,606	185
Oct-20	272	80,686,606	15,733,586	(8,653,384)	87,766,809	280
Nov-20	274	87,766,809	15,649,182	(14,681,596)	88,734,395	179
Dec-20	276	88,734,395	16,424,545	(13,110,535)	92,048,404	203
Total		1,017,170,457	142,348,421	(140,105,895)	Average # Days	218
Jan-21	297	92,048,404	13,806,815	(8,178,815)	97,676,405	338
Feb-21	286	97,676,405	10,873,766	(11,833,423)	96,716,748	248
Mar-21	292	96,716,748	17,355,894	(19,288,483)	94,784,159	150
Apr-21	292	94,784,159	18,224,524	(17,472,219)	95,536,464	163
May-21	310	95,536,464	18,857,004	(14,878,529)	99,514,939	193
Jun-21	321	99,514,939	23,517,488	(12,168,981)	110,863,446	245
Jul-21	319	110,863,446	23,861,176	(16,803,512)	117,921,110	198
Aug-21	324	117,921,110	17,388,140	(15,893,905)	119,415,345	223
Sep-21	325	119,415,345	18,420,655	(14,673,329)	123,162,671	244
Oct-21	327	123,162,671	13,511,515	(12,162,362)	124,511,824	304
Nov-21	337	124,511,824	15,659,827	(15,215,606)	124,956,045	245
Dec-21	310	124,956,045	15,947,520	(25,202,102)	115,701,463	149
Total		1,297,107,559	207,424,325	(183,771,266)	Average # Days	212

(1) Days to turnover is calculated by dividing the monthly beginning principal balance by the monthly principal payments received and then multiplying by 30 days.

During the 12 months ended December 31, 2021, the principal balance of the Company's loan portfolio ranged from $92.0 million to $124.9 million, and the Company made principal advances of $207.4 million related to new or existing Portfolio Loans and received principal payments of $183.8 million related to Portfolio Loan payoffs. Based on the average monthly principal balance and principal payments received, on average it would take approximately 212 days for the Company's Portfolio Loans to pay off in full, assuming the Company stopped making new loans, and the average volume of principal payments remained constant.

The Company saw monthly principal advances in excess of monthly principal pay downs during most months of 2021, primarily reflecting an increase in the number of and demand from Portfolio Borrowers. This increase in principal advances more than offset accelerated Portfolio Loan payoffs as Portfolio Borrowers were able to sell their properties quickly due to a robust property resale market.

By comparison, during the year ended December 31, 2020 the principal balance of the Company's loan portfolio ranged from $76.5 million to $92.0 million, and the Company made principal advances of $142.3 million related to new or existing Portfolio Loans and received principal payments of $140.1 million related to Portfolio Loan payoffs. Based on the average monthly principal balance and principal payments received, on average it would take approximately 218 days for the Company's Portfolio Loans to pay off in full, assuming the Company stopped making new loans, and the average volume of principal payments remained constant.

The Company saw no material change to the rate of principal payments during 2020. Principal advances declined during the second quarter of 2020 as some Portfolio Borrowers paused starting new projects until the effect of the COVID-19 pandemic on residential real estate could be assessed. During the second half of the year, principal advances

increased as Portfolio Borrowers determined that the residential real estate market was performing well. The monthly and yearly change in the average number of days for the Company's Portfolio Loans to pay off in full reflects the normal ebbs and flows of portfolio loan funding and payoffs with no discernable trends.

Asset Quality

Allowances for loan losses. As of December 31, 2021, the Company's allowance for loan losses balance was $1,698,883, or 1.5% of the unpaid principal balance (UPB) of Portfolio Loans. During the quarter ended December 31, 2021, the Company recognized a $76,680 provision-for-loan-losses and a charge-off of $17,403 against its allowance for loan losses. See "Delinquent Loans, REO Assets and Rental Properties" below for additional details.

By comparison, during the quarter ended September 30, 2021, the Company recognized a $521,731 provision-for-loan-losses and a $143,616 charge-off against its allowance for loan losses.

By comparison, during the quarter ended December 31, 2020 the Company recognized a $308,413 provision-for-loan-losses expense and a $1,202,158 charge-off against its allowance for loan losses.

The provision-for-loan-losses expense decreased quarter-over-quarter and year-over-year as a result of the Company substantially growing its allowance for loan losses during the first, second and third quarters of 2021 to accommodate loan portfolio growth and offset the charge offs taken during the fourth quarter of 2020 related to the sale of the Company's rental portfolio.

As of December 31, 2021, the total amount of loans charged off by the Company since inception (April 2009) totaled $2,878,960, or 0.254% of total loans originated ($1,086,760,220). See "Provision for Loan Losses" above for additional details.

Delinquent Loans, Real Estate Owned and Rental Properties. The following definitions are used when categorizing the Company's Delinquent, non-performing, Non-Accruing, Impaired and Real Estate Owned assets:

(1) ***Delinquent Loan:*** A loan with a monthly payment that is 30 days or more past due.
(2) ***Non-Performing Loan:*** A Delinquent Loan that is in the foreclosure process but still accruing interest.
(3) ***Non-Accruing Loan:*** A Delinquent Loan that is in the foreclosure process but no longer accruing interest. The accrual of interest on a loan is discontinued when, in management's judgment, the future collectability of principal or interest is in doubt. Loans placed on non-accrual status may or may not be contractually past due at the time of such determination.
(4) ***Impaired Loan:*** A Delinquent Loan in which the estimated net proceeds from the disposition of the collateral (from auction sale or otherwise) is insufficient to cover the total principal, unpaid accrued interest and foreclosure fees due. Impaired Loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or the fair market value of the collateral if the loan is collateral dependent. Impaired Loans are currently measured at lower of cost or fair value. Impaired Loans are charged to the allowance for loan losses when management believes, after considering economic and business conditions, collection efforts and collateral position that collection of principal is not probable.
(5) ***Real Estate Owned ("REO"):*** Real estate that becomes an asset of the Company following a foreclosure sale or through a deed in lieu of foreclosure that is held for sale.
(6) ***Rental Properties:*** Real estate that the Company holds for use.

The Company's policy is to categorize a loan as both a Delinquent Loan and Non-Performing Loan and to begin the foreclosure process if the Company has not received payment from the borrower within 30 days of the due date. Industry standard is to categorize a loan as delinquent for the first 90 days and then to categorize the loan as non-performing after 90 days. We believe that our more aggressive policy is appropriate given that our loans have shorter maturities relative to traditional loans. This policy enables the Company to get an earlier start on the foreclosure process should the loan continue to remain delinquent (the time to foreclose on a property can range from 75 to 180 days, or longer if the borrower files bankruptcy or contests the foreclosure judicially). However, this more conservative policy does tend to generate more Non-Performing Loans that are ultimately cured.

When a loan becomes non-performing and the foreclosure process is initiated, accounting rules require the Company to continue to accrue interest monthly on the Non-Performing Loan, if the manager believes in good faith that the net proceeds from the disposition of the collateral, through foreclosure sale or otherwise, will be sufficient to recover the

principal, unpaid accrued interest and foreclosure fees due. In contrast, if the manager, at any time, believes that the net proceeds from the disposition of the collateral may not be sufficient to recover the principal, unpaid accrued interest and foreclosure fees due, then accounting rules require the manager to stop accruing interest on the loan. Only this type of loan will be classified as a Non-Accruing Loan. Finally, if for whatever reason, the net proceeds from the disposition of the collateral are estimated to be insufficient to pay the principal, unpaid accrued interest and foreclosure fees due, then the loan will be classified as an Impaired Loan. Accounting rules require that the shortfall related to an Impaired Loan be booked against the Company's allowance for loan losses.

The following table provides information associated with the Company's Delinquent, Non-Performing, Non-Accruing, Impaired and Charged Off loans:

Delinquent Loan					
As of 12/31/2021	Unpaid Principal Balance	Unpaid Accrued Interest	Estimated Value	Loan to Value	Accrual Status
Orange County, CA	$ 631,830.14	$ 9,625.21	$ 825,000.00	78%	Non-Accruing
Total	-	-	-		

(1) New delinquent loan.
(2) Additional fees collected are net of additional expenses incurred.
(3) Amounts charged off are charged off against the allowance for loan losses.

During the quarter ended December 31, 2021, one new loan became Delinquent, and no Delinquent Loans were converted to REO Assets. As of December 31, 2021, the Company had one Delinquent Loan.

We will continue to analyze Delinquent Loans as part of our ongoing process to improve our internal policies and procedures.

The following table provides information associated with the Company's Real Estate Owned:

Real Estate Owned Assets					
As of 12/31/2021	Cost Basis	REO Expense (during quarter)	REO Source	Acquisition Date	Exit Strategy
Oakland, California (Alameda)	1,946,098	3,673	Foreclosure	6/1/2018	Rehab and Sell
Oakland, CA (Alameda)(1)	943,833	2,966	Foreclosure	8/31/2021	Sell
Total	2,889,930	6,638	-		

(1) New Real Estate Owned Asset.

During the quarter ended December 31, 2021, no new REO asset were acquired and no REO asset were sold. As of December 31, 2021, the Company had REO asset inventory of $2.9 million (2.5% of total assets) comprised of 2 properties located in Alameda County, California. The first property is a single family residential new construction project that is ready for sale pending the issuance of a public works permit by the City of Oakland. The second property is a 6-unit apartment building, which is renovated and partially occupied by a mix of subsidized and market rate tenants. We currently anticipate listing the 6-unit apartment building for sale during the first quarter of 2022. Based on our valuation analysis as of December 31, 2021, the Company does not expect to take a charge-off on these properties.

Assets acquired through or in lieu of foreclosure are initially recorded at the lower of cost or fair value less estimated costs to sell, establishing a new cost basis. After foreclosure, valuations are performed at least annually, and the real estate assets are carried at the lower of cost or fair value less estimated costs to sell. REO asset revenue and expenses from operations and changes in the valuation allowance are included in other non-interest income or expense. Costs related to the development and improvement of REO assets are capitalized.

Portfolio Loan Characteristics

Project Type. As of December 31, 2021, the percentage of unpaid principal balance categorized by project type consisted of 82% Single Family Residential Rehab (281 loans), 11% Single Family Residential New Construction (25 loans), 4% Multi-Family Residential Rehab (1 loan), less than 1% Multi-Family Residential New Construction (1 loan), 3% Commercial (2 loans), and 0% Land Entitlements (0 loans).

By comparison, as of September 30, 2021, the percentage of unpaid principal balance categorized by project type consisted of 86% Single Family Residential Rehab (299 loans), 9% Single Family Residential New Construction (21 loans), 2% Multi-Family Residential Rehab (1 loan), less than 1% Multi-Family Residential New Construction (1 loan), 3% Commercial (3 loans), and 0% Land Entitlements (0 loans).

By comparison, as of December 31, 2020, the percentage of unpaid principal balance categorized by project type consisted of 84% Single Family Residential Rehab (255 loans), 5% Single Family Residential New Construction (13 loans), 3% Multi-Family Residential Rehab (2 loans), 1% Multi-Family Residential New Construction (1 loan), 6% Commercial (5 loans), and 0% Land Entitlements (0 loans).

It is important to point out that the Company is not seeking out land entitlement loans. These loans represent phase one of two phase construction projects on either single family or multi-family residential structures.

Geographical Distribution. As of December 31, 2021, the geographic concentration of active Portfolio Loans of 1% or more of the unpaid principal balance in any state was as follows: Arizona 1%, California 46%, Colorado 10%, Florida 1%, Georgia 2%, Maryland 1%, Missouri 3%, Oregon 10%, Texas 13%, Utah 5%, and Washington 6%.

By comparison, as of September 30, 2021, the geographic concentration of active Portfolio Loans of 1% or more of the unpaid principal balance in any state was as follows: Arizona 2%, California 49%, Colorado 8%, Florida 1%, Georgia 2%, Indiana 1%, Maryland 2%, Missouri 2%, Oregon 12%, Texas 11%, Utah 3%, and Washington 5%.

By comparison, as of December 31, 2020, the geographic concentration of active Portfolio Loans of 1% or more of the unpaid principal balance in any state was as follows: California 49%, Colorado 7%, Florida 1%, Maryland 1%, Missouri 1%, North Carolina 1%, Oregon 16%, Texas 7%, Utah 5%, and Washington 10%.

The Company believes that the benefits of geographic diversity outweigh the risks associated with managing a wide geographic distribution of borrowers and real estate collateral. Specifically, the Company evaluates and adjusts its loan program offerings to borrowers in those states that offer better investment returns per unit of risk. Some of the variables evaluated by the Company in making the decision to expand or contract in a specific geographic market include the competitive pricing pressure from competing lenders, availability of borrower projects, the margins on those borrower projects and trends in regional economic activity. In addition, the Company believes that lending in non-judicial foreclosure states is less risky, generally, than lending in judicial foreclosure states because the amount of time and expense required to foreclose nonperforming loans in non-judicial states is less. As of December 31, 2021, September 30, 2021, December 31, 2020, the percentage of loan portfolio UPB secured by property located in non-judicial states was 98%, 97% and 99%, respectively.

Borrowers. As of December 31, 2021, the portfolio consisted of 310 active loans provided to 159 borrowers. The average number of loans per borrower was 1.9 loans. The largest borrower represented 6.4% of the unpaid principal balance ("UPB") while the top 3 borrowers represented 14.1% of UPB.

By comparison, as of September 30, 2021, the portfolio consisted of 325 active loans provided to 174 borrowers. The average number of loans per borrower was 1.9 loans. The largest borrower represented 5.3% of the unpaid principal balance ("UPB") while the top 3 borrowers represented 13.4% of UPB.

By comparison, as of December 31, 2020, the portfolio consisted of 276 active loans provided to 175 borrowers. The average number of loans per borrower was 1.6 loans. The largest borrower represented 4.5% of the UPB while the top 3 borrowers represented 11.0% of UPB.

Portfolio Age. As of December 31 2021, the age distribution of the 310 active Portfolio Loans was as follows: 203 loans within 0-6 months (60% of the unpaid principal balance "UPB"), 58 loans within 6-9 months (20% of UPB), 21 loans within 9-12 months (7% of UPB) and 28 loans greater than 12 months (13% of UPB).

By comparison, as of September 30, 2021, the age distribution of the 325 active Portfolio Loans was as follows: 236 loans within 0-6 months (71% of the unpaid principal balance "UPB"), 50 loans within 6-9 months (12% of UPB), 16 loans within 9-12 months (8% of UPB) and 23 loans greater than 12 months (9% of UPB).

By comparison, as of December 31, 2020 the age distribution of the 276 active Portfolio Loans was as follows: 200 loans within 0-6 months (65% of UPB), 24 loans within 6-9 months (9% UPB), 21 loans within 9-12 months (7% of UPB) and 31 loans greater than 12 months (19% of UPB).

Portfolio Turnover. During the quarter ended December 31, 2021, the Company originated 136 new Portfolio Loans and saw 151 Portfolio Loans pay off. In addition, the Company took no deeds in lieu of foreclosure, and foreclosed on no loans during the quarter.

By comparison, during the quarter ended September 30, 2021, the Company originated 154 new Portfolio Loans and saw 149 Portfolio Loans pay off. In addition, the Company took no deeds in lieu of foreclosure, and foreclosed on one loan during the quarter.

By comparison, during the quarter ended December 31, 2020 the Company originated 143 new Portfolio Loans and saw 127 Portfolio Loans pay off. In addition, the Company took no deeds in lieu of foreclosure, and foreclosed on no loans during the quarter.

As of December 31, 2021, the Company had originated 3,823 loans since inception (April 1, 2009) of which 3,513 had paid off, including 45 loans that had become REO properties through either the foreclosure or deed in lieu process, resulting in a net 310 active Portfolio Loans.

Loan Size. As of December 31, 2021, the average and median loan sizes were $373,231 and $272,124, down $5,732 and up $3,124 from the average and median loan sizes of $378,962 and $269,000 at September 30, 2021, and up $39,722 and up $47,124 from the average and median loan sizes of $333,509 and $225,000 at December 31, 2020, respectively.

Cautionary Note Regarding Forward Looking Statements

This report includes forward-looking statements within the meaning of the federal securities laws. Forward-looking statements are generally identifiable by the use of words such as "may," "should," "expects," "plans," "believes," "estimates," "predicts," "potential," and other similar words or expressions. Such statements include information concerning our plans, expectations, possible or assumed future results of operations, trends, financial results and business plans, and involve risks and uncertainties that are difficult to predict and subject to change based on various important factors, many of which are beyond our control. These and other important factors could cause actual results to differ materially from those contained in any forward-looking statement. You should not place undue reliance on our forward-looking information and statements. The forward-looking statements included in this report are made as of the date of this report, and we do not intend, and assume no obligation, to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements. All forward-looking statements contained in this report are expressly qualified by these cautionary statements. Statements other than statements of historical fact are forward-looking statements

The historical results described in this report with respect to previous mortgage lending are historical only, and were influenced by available opportunities, diverse market conditions and other factors beyond the control of the Company. Any projections made in this report are based on historical examples and the Company's estimates of future conditions. There is no assurance that lending opportunities experienced in the past will occur in the future, that market conditions will be as favorable to the Company as they have been in the past, or that investors will enjoy returns on their investment comparable to those enjoyed by them or by others with respect to their participation in other investments sponsored by the Manager. The actual results experienced by the Company will differ, and such variation is likely to be material.

About Iron Bridge Mortgage Fund, LLC

Iron Bridge Mortgage Fund, LLC was formed in 2009 as an Oregon limited liability company for the purpose of making loans to real estate investors to finance the ownership, entitlement, development or rehabilitation of residential and commercial real estate throughout the United States. The Company is managed by Iron Bridge Management Group, LLC, an Oregon limited liability company, which is owned by Gerard Stascausky and operated by Gerard Stascausky and Sarah Gragg Stascausky. Gerard Stascausky and Sarah Gragg Stascausky combined bring to the Company over 20 years of investment banking experience and have been working in the distressed real estate investment industry since 2004.

The Company's primary business is to provide commercial purpose loans for the acquisition and rehabilitation of distressed residential and commercial real estate as well as to provide opportunistic financing for real estate

development and construction. The Company's primary source of funding is private equity, private debt and bank borrowings. The commercial purpose loans extended by the Company are based upon underwriting criteria the Manager has found to be successful in the past.

The Company primarily originates and structures its own loans, with such loans being secured by first lien deeds of trust or mortgages. However, the Company may also take title to properties (either directly or through a wholly owned subsidiary) to facilitate prompt acquisitions from trustees at auction, pre-foreclosure acquisitions from defaulting borrowers, or any other real estate acquisition in which the Company believes taking title to the property is in the best interest of the Company. The wholly owned subsidiary may provide the Company a level of liability protection on owned assets, while preserving the Company's economic interests.

For more information visit our website: www.ironbridgelending.com

IRON BRIDGE MORTGAGE FUND

BALANCE SHEET

	Dec 31, 2019	Mar 31, 2020	June 30, 2020	Sep 30, 2020	Dec 31, 2020	Mar 31, 2021	June 30, 2021	Sep 30, 2021	Dec 31, 2021
Assets									
Cash and cash equivalents	$ 880,205	$ 643,444	$ 721,249	$ 1,105,132	$ 424,361	$ 321,007	$ 33,463	$ 58,462	$ 549,211
Mortgage interest receivable	811,812	767,435	748,074	730,014	847,165	756,917	832,550	916,019	912,251
Mortgage loans receivable, net	88,122,933	85,393,605	78,195,144	78,729,145	90,908,306	93,309,702	108,793,835	120,743,683	113,303,926
Real estate held for sale	1,776,281	3,280,820	3,210,162	1,839,487	1,881,701	1,881,701	1,881,701	2,870,824	2,889,930
Rental property, net	7,111,371	7,084,524	7,038,692	6,972,937	733,355	-	-	-	-
Total assets	$ 98,702,602	$ 97,169,828	$ 89,913,321	$ 89,376,715	$ 94,794,888	$ 96,269,327	$ 111,541,549	$ 124,588,988	$ 117,655,318
Liabilities									
Accounts payable and other accrued liabilities	$ 76,918	$ 43,212	$ 124,458	$ 113,591	$ 107,415	$ 134,677	$ 84,017	$ 102,564	$ 125,136
Servicer fees payable	230,750	219,517	203,026	209,745	232,400	248,545	262,606	306,038	315,103
Incentive fees payable	39,684	7,595	7,616	8,297	873	-	-	-	-
Interest payable	377,506	362,880	334,188	338,264	319,363	201,275	195,100	251,946	245,876
Notes payable - junior notes	24,924,078	24,212,349	23,446,138	24,066,270	23,843,628	-	-	-	-
Notes payable - senior notes	20,914,989	22,323,988	24,862,216	24,716,383	24,229,442	25,371,849	29,389,128	31,275,648	29,467,505
Line of credit, net	30,548,052	28,705,380	18,439,699	16,410,657	22,201,226	21,046,848	31,195,342	42,591,416	36,361,430
Deferred interest	407,599	269,528	1,106,146	1,798,196	2,135,113	2,100,969	2,355,111	2,248,714	1,621,810
Total liabilities	77,519,576	76,144,449	68,523,487	67,661,403	73,069,460	49,104,163	63,481,304	76,776,326	68,136,860
Members' equity	21,183,026	21,025,379	21,389,834	21,715,312	21,725,428	47,165,164	48,060,245	47,812,662	49,518,458
Total liabilities and members' equity	$ 98,702,602	$ 97,169,828	$ 89,913,321	$ 89,376,715	$ 94,794,888	$ 96,269,327	$ 111,541,549	$ 124,588,988	$ 117,655,318

Footnotes

The amounts provided in the financial statements through December 31, 2020 represent audited financial statements. The amounts provided in the financial statements for fiscal year 2021 have not been audited. Audited financial statements for the fiscal year 2021 will be available during the first quarter of 2022.

IRON BRIDGE MORTGAGE FUND

INCOME STATEMENT

	2019	Jan - Mar 20	Apr - Jun 20	Jul - Sep 20	Oct - Dec 20	2020	Jan - Mar 21	Apr - Jun 21	Jul - Sep 21	Oct - Dec 21	2021
Revenues											
Mortgage interest income	$ 10,273,630	$ 2,750,479	$ 2,683,433	$ 2,558,332	$ 2,779,079	$ 10,771,323	$ 2,925,332	$ 3,064,441	$ 3,602,497	$ 3,733,833	$ 13,326,103
year / year %	0.9%	15.6%	17.2%	-4.4%	-5.1%	4.8%	6.4%	14.2%	40.8%	34.4%	23.7%
quarter / quarter %	na	-6.1%	-2.4%	-4.7%	8.6%	na	5.3%	4.8%	17.6%	3.6%	na
Rental property income	563,366	179,597	165,218	160,971	115,059	620,845	9,936	-	8,417	16,490	34,843
year / year %	356.8%	72.1%	24.8%	4.1%	-33.1%	10.2%	-94.5%	-100.0%	-94.8%	-85.7%	-94.4%
quarter / quarter %	na	4.4%	-8.0%	-2.6%	-28.5%	na	-91.4%	-100.0%	na	95.9%	na
Other income	725,483	86,903	28,894	475,634	1,253,265	1,844,696	152,775	77,275	50,234	33,179	313,463
year / year %	16.1%	-18.0%	-93.3%	195.9%	4691.3%	154.3%	75.8%	167.4%	-89.4%	-97.4%	-83.0%
quarter / quarter %	na	232.2%	-66.8%	1546.1%	163.5%	na	-87.8%	-49.4%	-35.0%	-34.0%	na
Total revenues	11,562,479	3,016,979	2,877,545	3,194,937	4,147,403	13,236,864	3,088,043	3,141,716	3,661,148	3,783,502	13,674,409
year / year %	5.8%	16.5%	0.8%	6.8%	32.6%	14.5%	2.4%	9.2%	14.6%	-8.8%	3.3%
quarter / quarter %	na	-3.5%	-4.6%	11.0%	29.8%	na	-25.5%	1.7%	16.5%	3.3%	na
Operating expenses											
Interest expense	4,215,198	1,089,206	1,062,123	1,003,075	1,020,169	4,174,573	741,430	590,835	783,985	833,281	2,949,531
year / year %	6.3%	6.8%	10.1%	-7.5%	-11.0%	-1.0%	-31.9%	-44.4%	-21.8%	-18.3%	-29.3%
quarter / quarter %	na	-5.0%	-2.5%	-5.6%	1.7%	na	-27.3%	-20.3%	32.7%	6.3%	na
Servicer fees	2,351,619	653,993	646,508	617,964	676,673	2,595,138	723,194	757,554	907,710	957,346	3,345,804
year / year %	11.0%	24.7%	24.9%	-0.3%	-1.9%	10.4%	10.6%	17.2%	46.9%	41.5%	28.9%
quarter / quarter %	na	-5.2%	-1.1%	-4.4%	9.5%	na	6.9%	4.8%	19.8%	5.5%	na
Incentive fees	396,734	54,901	23,689	25,217	8,883	112,690	895	-	-	-	895
year / year %	-50.8%	-41.2%	-74.3%	-75.9%	-91.7%	-71.6%	-98.4%	-100.0%	-100.0%	-100.0%	-99.2%
quarter / quarter %	na	-48.5%	-56.9%	6.5%	-64.8%	na	-89.9%	-100.0%	na	na	na
Provision for losses on loans	776,382	281,754	261,816	219,008	308,412	1,070,990	311,413	477,541	521,731	76,680	1,387,365
year / year %	760.0%	839.2%	na	32.4%	85.3%	37.9%	10.5%	82.4%	138.2%	-75.1%	29.5%
quarter / quarter %	na	69.3%	na	-16.4%	40.8%	na	1.0%	53.3%	9.3%	-85.3%	na
Professional fees	268,354	57,296	54,511	62,673	106,285	280,765	197,954	85,118	114,167	74,094	471,333
year / year %	-33.8%	-17.5%	-26.1%	-6.7%	83.4%	4.6%	245.5%	56.1%	82.2%	-30.3%	67.9%
quarter / quarter %	na	-1.1%	-4.9%	15.0%	69.6%	na	86.2%	-57.0%	34.1%	-35.1%	na
Real estate owned holding costs	436,737	189,119	150,691	167,053	155,315	662,178	23,243	3,910	4,164	6,841	38,158
year / year %	96.9%	126.0%	75.5%	83.3%	-11.8%	51.6%	-87.7%	-97.4%	-97.5%	-95.6%	-94.2%
quarter / quarter %	na	7.4%	-20.3%	10.9%	-7.0%	na	-85.0%	-83.2%	6.5%	64.3%	na
Other	487,701	94,976	125,867	112,412	111,382	444,637	140,545	135,932	59,688	101,639	437,804
year / year %	16.0%	-39.1%	23.3%	9.2%	-12.1%	-8.8%	48.0%	8.0%	-46.9%	-8.7%	-1.5%
quarter / quarter %	na	-25.0%	32.5%	-10.7%	-0.9%	na	26.2%	-3.3%	-56.1%	70.3%	na
Total operating expenses	8,932,725	2,421,245	2,325,205	2,207,402	2,387,119	9,340,971	2,138,674	2,050,890	2,391,445	2,049,881	8,630,890
year / year %	11.3%	22.5%	3.3%	-1.2%	-3.4%	4.6%	-11.7%	-11.8%	8.3%	-14.1%	-7.6%
quarter / quarter %	na	-2.0%	-4.0%	-5.1%	8.1%	na	-10.4%	-4.1%	16.6%	-14.3%	na
Operating Margin	**22.7%**	**19.7%**	**19.2%**	**30.9%**	**42.4%**	**29.4%**	**30.7%**	**34.7%**	**34.7%**	**45.8%**	**36.9%**
Other income (expense)											
Gain (loss) on sale of real estate owned	(118,126)	-	4,531	(408,464)	(1,202,158)	(1,606,091)	(33,499)	-	-	-	(33,499)
Total other income (expense)	(118,126)	-	4,531	(408,464)	(1,202,158)	(1,606,091)	(33,499)	-	-	-	(33,499)
Income before income tax and LLC fees	2,511,628	595,734	556,871	579,071	558,126	2,289,802	915,870	1,090,826	1,269,703	1,733,621	5,010,020
Income tax and LLC fees	9,854	2,920	597	8,453	326	12,296	457	1,499	40	1,389	3,385
Net income	$ 2,501,774	$ 592,814	$ 556,274	$ 570,618	$ 557,800	$ 2,277,506	$ 915,413	$ 1,089,327	$ 1,269,663	$ 1,732,232	$ 5,006,635
year / year %	-13.2%	-0.8%	-8.3%	-11.0%	-15.0%	-9.0%	54.4%	95.8%	122.5%	210.5%	119.8%
quarter / quarter %	na	-9.7%	-6.2%	2.6%	-2.2%	na	64.1%	19.0%	16.6%	36.4%	na
Net Margin	**21.6%**	**19.6%**	**19.3%**	**17.9%**	**13.4%**	**17.2%**	**29.6%**	**34.7%**	**34.7%**	**45.8%**	**36.6%**

Footnotes

The amounts provided in the financial statements through December 31, 2020 represent audited financial statements. The amounts provided in the financial statements for fiscal year 2021 have not been audited. Audited financial statements for the fiscal year 2021 will be available during the first quarter of 2022.

IRON BRIDGE MORTGAGE FUND

AVERAGE BALANCES AND YIELDS

	For the Three Months Ended								
	December 31, 2021			September 30, 2021			December 31, 2020		
	Average Balance (1)	Interest (2)	Average Yield	Average Balance (1)	Interest (2)	Average Yield	Average Balance (1)	Interest (2)	Average Yield
Interest-earning assets									
Bank deposits	$ 190,760	-	-	$ 152,730	-	-	$ 688,546	-	-
Portfolio loans	124,328,794	$ 3,733,833	11.915%	117,907,040	$ 3,602,497	12.122%	87,920,807	$ 2,779,079	12.575%
Total interest-earning assets	124,519,554	3,733,833	11.897%	118,059,771	3,602,497	12.106%	88,609,353	2,779,079	12.477%
Allowance for loan losses	(1,651,866)			(1,202,990)			(881,483)		
Non-interest earning assets (3)	2,280,407			1,359,660			5,918,254		
Total Assets	125,148,095			118,216,441			93,646,124		
Interest-bearing liabilities									
Junior Notes	-	-	na	-	-	na	23,996,245	401,301	6.653%
Senior Notes	31,158,358	392,442	4.997%	32,550,624	410,562	5.004%	25,298,379	369,070	5.804%
Bank Borrowings	43,125,517	440,839	4.056%	36,530,511	373,423	4.056%	20,578,256	249,797	4.829%
Total interest-bearing liabilities	74,283,875	833,281	4.450%	69,081,135	783,985	4.502%	69,872,880	1,020,168	5.808%
Non-interest bearing liabilities (4)	2,197,988			1,495,670			2,190,362		
Shareholders' equity	48,666,232			47,639,636			21,582,882		
Total liabilities and shareholders' equity	$ 125,148,095			$ 118,216,441			$ 93,646,124		
Net interest income		$ 2,900,552			$ 2,818,512			$ 1,758,911	
Net Interest rate spread (5)			7.446%			7.604%			6.669%
Net interest margin (6)			9.242%			9.472%			7.897%
Ratio of interest-earning assets to interest bearing liabilities			1.68			1.71			1.27

IRON BRIDGE MORTGAGE FUND LLC
PORTFOLIO ANALYTICS

CAPITALIZATION	1Q19	2Q19	3Q19	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21
Total Assets	$ 77,682,295	$ 81,463,750	$ 97,638,766	$ 97,317,053	$ 90,050,606	$ 89,493,227	$ 94,794,890	$ 96,269,327	$ 111,541,549	$ 124,588,988	$ 117,653,318
Bank Borrowings (1)	$ 18,288,904	$ 18,213,863	$ 33,550,321	$ 28,705,380	$ 18,439,699	$ 16,410,657	$ 22,201,226	$ 21,046,848	$ 31,195,345	$ 42,591,416	$ 36,361,430
Senior Notes	$ 9,577,358	$ 17,346,712	$ 18,045,900	$ 22,323,988	$ 24,862,216	$ 24,716,383	$ 24,229,442	$ 25,371,849	$ 29,389,128	$ 31,275,648	$ 29,467,505
Junior Notes	$ 28,836,841	$ 24,746,610	$ 24,394,658	$ 24,212,349	$ 23,446,138	$ 24,066,270	$ 23,843,628	$ -	$ -	$ -	$ -
Equity (Series A, B and C)	$ 20,235,306	$ 20,413,166	$ 20,639,719	$ 21,025,379	$ 21,389,834	$ 21,715,312	$ 21,725,428	$ 47,165,164	$ 48,060,245	$ 47,812,662	$ 49,518,458
Maximum Debt Covenant Calculation (2)	73.0%	74.0%	77.8%	77.3%	74.1%	72.8%	74.1%	48.2%	54.3%	59.3%	56.0%
Class Limitation (3)									20.7%	20.7%	20.7%
PORTFOLIO YIELD & INTEREST COVERAGE	1Q19	2Q19	3Q19	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21
Interest Coverage - Bank Borrowings	8.0 X	12.1 X	8.5 X	9.2 X	9.6 X	15.2 X	16.6 X	10.4 X	12.1 X	9.8 X	8.6 X
Cummulative Interest Coverage - Sr. Notes	5.7 X	6.7 X	4.8 X	4.6 X	4.4 X	5.5 X	6.7 X	5.0 X	5.3 X	4.7 X	4.5 X
Cummulative Preferred Return Coverage - Series C Equity							4.1 X		3.3 X	3.2 X	3.2 X
Cummulative Preferred Return Coverage - Series B Equity									2.2 X	2.3 X	2.3 X
Average Portfolio Leverage (QTR)	74.1%	73.5%	76.7%	77.3%	76.5%	74.0%	74.6%	59.3%	50.0%	58.4%	59.4%
Weighted Average Portfolio Yield (QTR) (3)	13.856%	13.508%	13.177%	12.876%	12.852%	12.821%	12.575%	12.355%	12.345%	12.122%	11.915%
Weighted Average Yield - New Originations (QTR) (3)	13.142%	12.844%	12.252%	12.013%	11.874%	12.248%	12.280%	11.281%	11.059%	11.112%	10.990%
AVERAGE DAILY BALANCES	1Q19	2Q19	3Q19	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21
Average Portfolio Loans (UPB) (QTR)	$ 69,634,093	$ 67,962,458	$ 80,585,239	$ 85,914,791	$ 84,906,768	$ 83,470,851	$ 87,920,807	$ 96,026,930	$ 99,568,455	$ 117,907,040	$ 124,328,794
Average Cash (QTR)	$ 626,928	$ 572,862	$ 691,726	$ 743,704	$ 451,421	$ 753,811	$ 688,546	$ 625,219	$ 757,522	$ 152,730	$ 190,760
Average Cash Utilization (QTR) (4)	99.1%	99.2%	99.1%	99.1%	99.5%	99.1%	99.2%	99.3%	99.2%	99.9%	99.8%
Average LOC Daily Balance	$ 20,904,896	$ 16,369,083	$ 25,787,738	$ 26,885,603	$ 25,030,971	$ 17,372,457	$ 20,578,256	$ 24,954,460	$ 23,743,815	$ 36,530,511	$ 43,125,517
Avg LOC Utilization	52.3%	40.9%	64.5%	67.2%	62.6%	43.4%	51.4%	62.4%	59.4%	80.4%	86.3%
PORTFOLIO TURNOVER	1Q19	2Q19	3Q19	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21
Loans Originated (QTR)	69	95	121	104	94	128	143	143	164	154	136
Loans Paid Off (QTR)	65	80	79	100	115	110	117	127	135	149	151
New REO Assets / Deeds in Lieu	0	1	1	2	0	0	0	0	0	1	0
Portfolio Loans	191	205	246	253	232	250	276	292	321	325	310
Total Historical Payoffs	2,244	2,325	2,405	2,608	2,723	2,833	2,950	3,077	3,212	3,362	3,513
Total Historical Originations, #	2,435	2,530	2,651	2,861	2,955	3,083	3,226	3,369	3,533	3,687	3,823
Total Historical Originations, $	$ 680,923,418	$ 710,721,761	$ 749,827,339	$ 811,609,881	$ 838,936,787	$ 876,647,444	$ 924,454,757	$ 966,491,232	$ 1,027,090,249	$ 1,086,760,220	$ 1,131,879,082
LOAN SIZE (UPB)	1Q19	2Q19	3Q19	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21
Portfolio Loans (UPB)	$ 68,254,220	$ 72,543,633	$ 88,484,550	$ 87,316,244	$ 80,276,444	$ 80,686,606	$ 92,048,404	$ 94,784,159	$ 110,863,446	$ 123,162,671	$ 115,701,463
Average Loan Size	$ 357,352	$ 353,871	$ 359,693	$ 345,123	$ 346,019	$ 322,746	$ 333,509	$ 324,603	$ 345,369	$ 378,962	$ 373,231
Median Loan Size	$ 236,637	$ 227,146	$ 250,211	$ 227,200	$ 231,550	$ 226,429	$ 225,000	$ 237,911	$ 252,000	$ 269,000	$ 272,124
TTM Average Loan Size	$ 344,484	$ 355,036	$ 359,428	$ 354,120	$ 352,157	$ 342,920	$ 336,849	$ 331,719	$ 331,557	$ 345,611	$ 355,541
$0-$100,000	18	21	27	26	24	26	32	39	36	25	22
$100,001-$200,000	57	58	67	80	66	82	91	75	75	71	81
$200,001-$300,000	39	49	52	50	64	67	62	73	91	87	67
$300,001-$500,000	36	39	51	53	44	40	44	66	60	72	78
$500,001-$1,000,000	33	29	37	32	22	25	37	30	47	52	44
$1,000,000-$1,500,000	5	5	7	7	7	5	5	4	7	10	10
$1,500,000-$2,000,000	1	2	3	1	1	2	3	3	4	8	8
$2,000,000-$2,500,000	1	1	1	2	1	2	2	2	1	0	0
$2,500,000-$3,000,000	1	1	1	2	3	1	0	0	0	0	0
$3,000,000+	0	0	0	0	0	0	0	0	0	0	0

(1) Bank debt and total assets are net of line of credit origination fees.
(2) The Company's operating agreement limits its ability to issue new Class C Equity or Class D Equity or redeem Class A Equity or Class B Equity when the aggregate balance of Class A Equity and Class B Equity is less than 20% of total assets.
(3) Maximum Debt Covenant may not exceed 80% and is calculated as the aggregate amount of debt provided by the Junior Notes, Senior Notes and Bank Borrowings divened by total assets.
(4) Weighted average portfolio yield equals the gross annualized yield for each loan in the portfolio weighted by its unpaid principal balance (UPB).
(5) Average cash utilization is calculated using the average daily cash balance and average daily UPB.

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.

LOAN PERFORMANCE	1Q19	2Q19	3Q19	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21
Performing Loans	188	201	242	252	229	247	273	291	320	325	309
New Delinquent Loans	1	4	1	0	2	1	1	0	0	0	1
Total Delinquent Loans	3	4	4	1	3	3	3	1	1	0	1
Total Historical Delinquent Loans	139	143	144	146	148	149	150	150	150	150	151
Performing Loans (UPB)	$ 65,484,342	$ 70,870,060	$ 86,572,671	$ 86,929,287	$ 77,911,896	$ 77,988,378	$ 89,348,906	$ 93,901,343	$ 109,979,387	$ 123,162,671	$ 115,069,633
Total Delinquent (UPB)	$ 2,769,878	$ 1,673,573	$ 1,911,879	$ 386,957	$ 2,364,548	$ 2,698,228	$ 2,699,498	$ 882,816	$ 884,059	$ -	$ 631,830
Non-Performing Loans (UPB)	$ 1,489,984	$ 392,527	$ 505,484	$ -	$ 1,976,976	$ 2,698,228	$ 2,699,498	$ 882,816	$ 884,059	$ -	$ -
Non-Accruing Loans (UPB)	$ 1,279,894	$ 1,281,046	$ 1,406,395	$ 386,957	$ 387,572	$ -	$ -	$ -	$ -	$ -	$ 631,830
Provision for Loan Losses (QTR)	$ 30,000	$ 414,485	$ 165,430	$ 281,754	$ 261,816	$ 219,008	$ 308,413	$ 311,413	$ 477,541	$ 521,731	$ 76,680
Loan Charge Offs (QTR)	$ (59,589)	$ (318,382)	$ (115,253)	$ -	$ -	$ (408,464)	$ (1,202,158)	$ (33,499)	$ -	$ (143,616)	$ (17,403)
Allowance for loan losses	$ 786,358	$ 882,461	$ 932,639	$ 1,327,421	$ 1,589,237	$ 1,399,781	$ 506,036	$ 783,951	$ 1,261,491	$ 1,639,607	$ 1,698,883
% UPB	1.2%	1.2%	1.1%	1.5%	2.0%	1.7%	0.5%	0.8%	1.1%	1.3%	1.5%
Total Historical Charge Offs vs Total Originations	0.086%	0.127%	0.136%	0.132%	0.128%	0.169%	0.290%	0.281%	0.265%	0.263%	0.254%
Loan Fee Income, Net (QTR)	$ 32,028	$ 72,276	$ 17,533	$ 46,728	$ 1,362	$ 38,206	$ 29,327	$ 62,489	$ 51,820	$ (9,298)	$ (6,646)
Delinquent Loan Detail											
Total Non-Performing Loans	2	3	2	0	2	3	3	1	1	0	0
Total Non-Accuring Loans	1	1	2	1	1	0	0	0	0	0	1
Total Impaired Loans	0	0	0	0	0	0	0	0	0	0	0
% of Total (# of Loans)											
Performing	98.4%	98.0%	98.4%	99.6%	98.7%	98.8%	98.9%	99.7%	99.7%	100.0%	99.7%
Total Delinquent	1.6%	2.0%	1.6%	0.4%	1.3%	1.2%	1.1%	0.3%	0.3%	0.0%	0.3%
Non-Performing	1.0%	1.5%	0.8%	0.0%	0.9%	1.2%	1.1%	0.3%	0.3%	0.0%	0.0%
Non Accruing	0.5%	0.5%	0.8%	0.4%	0.4%	0.0%	0.0%	0.0%	0.0%	0.0%	0.3%
% of Total UPB											
Performing	95.9%	97.7%	97.8%	99.6%	97.1%	96.7%	97.1%	99.1%	99.2%	100.0%	99.5%
Total Delinquent	4.1%	2.3%	2.2%	0.4%	2.9%	3.3%	2.9%	0.9%	0.8%	0.0%	0.5%
Non-Performing	2.2%	0.5%	0.6%	0.0%	2.5%	3.3%	2.9%	0.9%	0.8%	0.0%	0.0%
Non Accruing	1.9%	1.8%	1.6%	0.4%	0.5%	0.0%	0.0%	0.0%	0.0%	0.0%	0.5%
% of Total Asset											
Performing	84.3%	87.0%	88.7%	89.3%	86.5%	87.1%	94.3%	97.5%	98.6%	98.9%	97.8%
Total Delinquent	3.6%	2.1%	2.0%	0.4%	2.6%	3.0%	2.8%	0.9%	0.8%	0.0%	0.5%
Non-Performing	1.9%	0.5%	0.5%	0.0%	2.2%	3.0%	2.8%	0.9%	0.8%	0.0%	0.0%
Non Accruing	1.6%	1.6%	1.4%	0.4%	0.4%	0.0%	0.0%	0.0%	0.0%	0.0%	0.5%

REO ASSETS	1Q19	2Q19	3Q19	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21
New REO Assets (QTR)	0	1	1	2	0	0	0	0	0	1	0
Sold REO Assets (QTR)	1	3	1	0	1	1	0	0	0	0	0
REO Assets Converted to Rental Properties	0	1	0	0	0	0	0	0	0	0	0
Total REO Assets (#)	5	2	2	3	2	1	1	1	1	2	2
Total REO Assets ($)	$ 2,876,573	$ 2,161,624	$ 2,340,802	$ 3,280,820	$ 3,210,162	$ 1,839,487	$ 1,881,701	$ 1,881,701	$ 1,881,701	$ 2,870,824	$ 2,889,930
% of Total Assets	3.7%	2.7%	2.4%	3.4%	3.6%	2.1%	2.0%	2.0%	1.7%	2.3%	2.5%
Total Historical REO Properties	40	41	42	44	44	44	44	44	44	45	45
Historical Foreclosures Reverted to Lender	27	28	29	31	31	31	31	31	31	32	32
Historical Deeds-in-Lieu of Foreclosure	13	13	13	13	13	13	13	13	13	13	13

RENTAL PROPERTIES	1Q19	2Q19	3Q19	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21
New Rental Properties (QTR)	0	1	0	0	0	0	0	0	0	0	0
Sold Rental Properties (QTR)	0	0	0	0	0	0	0	0	0	0	0
Total Rental Properties (#)	3	4	4	4	4	4	2	0	0	0	0
Total Rental Properties ($)	$ 6,549,528	$ 7,087,303	$ 7,096,340	$ 7,084,524	$ 7,038,692	$ 6,972,937	$ 733,355	$ -	$ -	$ -	$ -

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.

PORTFOLIO AGE	1Q19	2Q19	3Q19	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21
# of Loans											
00-06 months	114	143	172	168	146	168	200	210	244	236	203
06-09 months	25	18	32	46	30	32	24	42	33	50	58
09-12 months	23	12	9	12	26	17	21	11	25	16	21
12+ months	29	32	33	27	30	33	31	29	19	23	28
% of Total (# of Loans)											
00-06 months	60%	70%	70%	66%	63%	67%	72%	72%	76%	72.6%	65.5%
06-09 months	13%	9%	13%	18%	13%	13%	9%	14%	10%	15.4%	18.7%
09-12 months	12%	6%	4%	5%	11%	7%	8%	4%	8%	4.9%	6.8%
12+ months	15%	15%	13%	11%	13%	13%	11%	10%	6%	7.1%	9.0%
Unpaid Principal Balance											
00-06 months	$ 35,505,262	$ 45,872,055	$ 52,042,872	$ 45,968,198	$ 38,348,257	$ 44,258,044	$ 59,589,523	$ 61,215,706	$ 77,603,002	$ 87,616,387	$ 69,983,424
06-09 months	$ 10,301,916	$ 7,029,326	$ 15,097,863	$ 16,566,596	$ 9,098,664	$ 9,361,350	$ 8,411,250	$ 13,701,613	$ 12,672,684	$ 15,265,713	$ 22,862,310
09-12 months	$ 11,520,246	$ 6,227,050	$ 4,338,255	$ 7,551,089	$ 11,018,243	$ 6,069,021	$ 6,304,957	$ 4,128,339	$ 10,313,762	$ 9,720,139	$ 7,801,716
12+ months	$ 10,926,796	$ 13,415,202	$ 17,005,561	$ 17,230,360	$ 21,811,280	$ 20,998,191	$ 17,742,675	$ 15,738,502	$ 10,273,998	$ 10,560,432	$ 15,054,013
% of Total (UPB)											
00-06 months	52%	63%	59%	53%	48%	55%	65%	65%	70%	71%	60%
06-09 months	15%	10%	17%	19%	11%	12%	9%	14%	11%	12%	20%
09-12 months	17%	9%	5%	9%	14%	8%	7%	4%	9%	8%	7%
12+ months	16%	18%	19%	20%	27%	26%	19%	17%	9%	9%	13%

PORTFOLIO LTV	1Q19	2Q19	3Q19	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21
Active Loans (UPB)											
Unpaid Principal Balance (UPB)	$ 68,254,220	$ 72,543,633	$ 88,484,550	$ 87,316,244	$ 80,276,444	$ 80,686,606	$ 92,048,404	$ 94,784,159	$ 110,863,446	$ 123,162,671	$ 115,701,463
Undispersed Construction Loan Balance (6)	$ 9,796,486	$ 10,183,256	$ 10,622,926	$ 9,652,563	$ 8,826,235	$ 9,918,419	$ 10,101,465	$ 13,560,935	$ 14,051,571	$ 12,933,850	$ 14,237,524
Est. After Repair Value ($)	$ 118,689,600	$ 127,174,600	$ 150,983,600	$ 152,191,000	$ 137,713,000	$ 140,362,000	$ 158,951,000	$ 173,407,000	$ 198,606,000	$ 211,235,000	$ 204,791,000
Loan-to-Value (Fully Funded) (7)	66%	65%	66%	64%	65%	65%	64%	62%	63%	64%	63%
Paid Off Loans (UPB) (QTR)											
Unpaid Principal Balance (UPB)	$ 23,960,981	$ 24,874,495	$ 23,316,276	$ 29,373,809	$ 34,719,152	$ 36,340,762	$ 35,114,799	$ 39,049,364	$ 43,987,198	$ 46,477,416	$ 51,864,885
Average Loan Size (UPB)	$ 368,630	$ 310,931	$ 295,143	$ 293,738	$ 301,906	$ 330,371	$ 300,126	$ 307,475	$ 325,831	$ 311,929	$ 343,476
Average Loan Size (UPB , Trailing 12 Months)	$ 310,961	$ 314,971	$ 319,776	$ 300,911	$ 298,655	$ 307,462	$ 306,535	$ 309,970	$ 315,951	$ 311,340	$ 322,178
Properties Sold - Retail (QTR) (8)											
Unpaid Principal Balance (UPB)	$ 18,915,694	$ 20,609,389	$ 17,220,565	$ 23,035,904	$ 25,215,157	$ 27,194,998	$ 27,319,082	$ 33,272,500	$ 31,775,251	$ 29,408,956	$ 39,354,446
Original "After Repair" Loan to Value	67%	68%	63%	62%	63%	68%	66%	66%	66%	64%	64%
Actual Sale Price	$ 30,007,600	$ 32,208,000	$ 28,500,531	$ 37,289,950	$ 41,543,215	$ 43,384,929	$ 45,324,764	$ 55,015,578	$ 54,539,253	$ 53,952,474	$ 67,413,180
Actual Loan-to-Sales Price (LTV)	63%	64%	60%	62%	61%	63%	60%	60%	58%	55%	58%
Properties Sold (# of Loans)	49	64	63	73	86	84	97	104	97	92	114
Refinanced Loans & Wholesaled Properties (QTR) (8)											
Unpaid Principal Balance (UPB)	$ 5,045,288	$ 4,265,106	$ 6,095,712	$ 6,337,905	$ 9,503,995	$ 9,145,764	$ 7,795,717	$ 5,776,864	$ 12,211,947	$ 17,068,460	$ 12,510,440
Loans Refinanced & Wholesaled (# of Loans)	16	17	16	27	29	26	20	24	38	58	37

BORROWER CONCENTRATION	1Q19	2Q19	3Q19	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21
Portfolio Borrowers	132	145	162	162	160	166	175	183	174	174	159
Avg. Loans / Borrower	1.4	1.4	1.5	1.6	1.5	1.5	1.6	1.6	1.8	1.9	1.9
Avg. % of Portfolio UPB per Borrower	0.8%	0.7%	0.6%	0.6%	0.6%	0.6%	0.6%	0.5%	0.6%	0.6%	0.6%
Top Borrower (% of UPB)	9.4%	8.7%	7.4%	6.7%	5.2%	3.5%	4.5%	4.4%	5.1%	5.3%	6.4%
Top 3 Borrowers (% of UPB)	19.8%	17.3%	15.2%	13.5%	11.7%	9.9%	11.0%	11.4%	12.6%	13.4%	14.1%

(6) Undispersed Construction Loan Balance is comprised of construction funds that have been approved but not yet dispersed.

(7) Estimated Loan-to-Value assumes all loans are fully funded and improvements to real estate have been completed. Value is based on After Repair

(8) Prior to 2014, loans that were paid off through a refinance (property not sold) were included in paid off loans using our ARV quicksale estimate as the

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.

PROJECT TYPE	1Q19	2Q19	3Q19	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21
# of Loans											
SFR - Rehab	165	176	211	224	207	226	255	268	291	299	281
SFR - New Construction	22	26	31	22	17	15	13	15	22	21	25
MFR - Rehab (9)	1	1	2	2	2	2	2	2	2	1	1
MFR - New Construction	2	1	0	1	2	2	1	2	2	1	1
Commercial	1	1	2	4	3	3	5	5	3	3	2
Land Entitlements	0	0	0	0	1	2	0	0	1	0	0
% of UPB											
SFR - Rehab	81%	80%	79%	81%	81%	83%	84%	85%	84%	86%	82%
SFR - New Construction	12%	14%	14%	9%	8%	6%	5%	5%	9%	9%	11%
MFR - Rehab	2%	1%	2%	3%	4%	4%	3%	3%	3%	2%	4%
MFR - New Construction	1%	1%	0%	1%	1%	1%	1%	1%	<1%	<1%	<1%
Commerical	4%	3%	5%	6%	6%	5%	6%	6%	3%	3%	3%
Land Entitlements	0%	0%	0%	0%	<1%	<1%	0%	0%	1%	0%	0%

COLLATERAL GEOGRAPHY	1Q19	2Q19	3Q19	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21
ARIZONA											
# of Active Loans (EOQ)	—	4	6	4	2	1	2	4	9	8	3
% of Total UPB	—	1%	1%	1%	1%	<1%	1%	1%	3%	2%	1%
# of Paid Off Loans (QTR)	—	—	1	5	4	2	—	2	2	3	5
% of Paid Off UPB	—	—	<1%	4%	3%	1%	—	2%	1%	2%	3%
CALIFORNIA											
# of Active Loans	58	57	78	78	75	88	87	80	93	108	91
% of Total UPB	46%	44%	49%	47%	49%	50%	49%	42%	43%	49%	46%
# of Paid Off Loans (QTR)	18	24	22	29	37	31	37	39	38	36	44
% of Paid Off UPB	53%	44%	39%	40%	43%	43%	43%	46%	38%	34%	42%
COLORADO											
# of Active Loans	18	17	19	15	12	14	16	14	17	21	25
% of Total UPB	12%	11%	10%	8%	7%	6%	7%	7%	8%	8%	10%
# of Paid Off Loans (QTR)	3	5	5	3	8	5	7	7	2	6	8
% of Paid Off UPB	6%	9%	9%	9%	10%	8%	7%	6%	3%	8%	6%
CONNECTICUT											
# of Active Loans	1	—	—	—	—	—	—	—	—	—	—
% of Total UPB	<1%	—	—	—	—	—	—	—	—	—	—
# of Paid Off Loans (QTR)	—	1	—	—	—	—	—	—	—	—	—
% of Paid Off UPB	—	1%	—	—	—	—	—	—	—	—	—
D.C - Washington											
# of Active Loans	—	—	—	—	—	—	1	1	—	—	—
% of Total UPB	—	—	—	—	—	—	<1%	<1%	—	—	—
# of Paid Off Loans (QTR)	—	—	—	—	—	—	—	—	1	—	—
% of Paid Off UPB	—	—	—	—	—	—	—	—	1%	—	—
FLORIDA											
# of Active Loans	3	1	2	1	—	1	3	4	7	10	7
% of Total UPB	1%	<1%	1%	<1%	—	<1%	1%	<1%	1%	1%	1%
# of Paid Off Loans (QTR)	1	2	1	2	1	1	—	4	3	4	7
% of Paid Off UPB	5%	1%	1%	2%	1%	1%	—	2%	1%	2%	2%
GEORGIA											
# of Active Loans	4	5	6	4	4	4	3	10	5	13	15
% of Total UPB	1%	1%	1%	1%	1%	1%	<1%	1%	<1%	2%	2%
# of Paid Off Loans (QTR)	—	2	1	5	1	1	4	1	8	1	7
% of Paid Off UPB	—	1%	<1%	2%	<1%	<1%	1%	<1%	3%	<1%	2%

(9) Multi family residential is defined as consisting of 5 or more residential units. Prior to Q2 2018 multi-family loans included any projects with 2 or more units.

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.

COLLATERAL GEOGRAPHY	1Q19	2Q19	3Q19	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21
ILLINOIS											
# of Active Loans	16	12	8	4	3	2	2	6	6	2	—
% of Total UPB	5%	4%	3%	1%	1%	<1%	<1%	1%	1%	<1%	—
# of Paid Off Loans (QTR)	7	4	4	—	1	2	—	—	—	4	2
% of Paid Off UPB	4%	2%	2%	—	1%	1%	—	—	—	1%	1%
INDIANA											
# of Active Loans	2	5	12	9	7	3	1	—	3	4	2
% of Total UPB	<1%	1%	2%	1%	1%	<1%	<1%	—	<1%	1%	<1%
# of Paid Off Loans (QTR)	1	—	1	5	2	4	2	1	—	1	2
% of Paid Off UPB	<1%	—	<1%	2%	1%	2%	1%	<1%	—	<1%	1%
LOUISIANA											
# of Active Loans (EOQ)	1	1	—	—	—	—	—	—	—	—	—
% of Total UPB	<1%	<1%	—	—	—	—	—	—	—	—	—
# of Paid Off Loans (QTR)	1	—	1	—	—	—	—	—	—	—	—
% of Paid Off UPB	<1%	—	1%	—	—	—	—	—	—	—	—
MARYLAND											
# of Active Loans (EOQ)	—	—	—	4	3	4	9	12	13	14	10
% of Total UPB	—	—	—	1%	1%	1%	1%	2%	2%	2%	1%
# of Paid Off Loans (QTR)	—	—	—	—	1	3	2	2	7	5	10
% of Paid Off UPB	—	—	—	—	1%	2%	1%	1%	3%	3%	4%
MISSOURI											
# of Active Loans	—	2	2	1	2	4	8	11	19	18	30
% of Total UPB	—	<1%	<1%	<1%	<1%	<1%	1%	1%	2%	2%	3%
# of Paid Off Loans (QTR)	1	1	—	2	—	—	3	—	1	11	2
% of Paid Off UPB	<1%	<1%	—	1%	—	—	1%	—	<1%	3%	1%
NEW JERSEY											
# of Active Loans	1	1	1	—	—	—	—	—	—	—	—
% of Total UPB	<1%	<1%	<1%	—	—	—	—	—	—	—	—
# of Paid Off Loans (QTR)	2	—	—	1	—	—	—	—	—	—	—
% of Paid Off UPB	1%	—	—	<1%	—	—	—	—	—	—	—
NEW MEXICO											
# of Active Loans	—	—	—	1	1	1	1	—	—	—	—
% of Total UPB	—	—	—	<1%	<1%	<1%	<1%	—	—	—	—
# of Paid Off Loans (QTR)	—	—	—	—	—	—	—	1	1	—	—
% of Paid Off UPB	—	—	—	—	—	—	—	<1%	<1%	—	—
NORTH CAROLINA											
# of Active Loans	3	3	3	2	9	9	7	6	3	3	1
% of Total UPB	<1%	1%	<1%	<1%	1%	1%	1%	1%	<1%	<1%	<1%
# of Paid Off Loans (QTR)	—	—	—	2	1	4	7	3	5	1	2
% of Paid Off UPB	—	—	—	<1%	<1%	1%	3%	1%	2%	<1%	1%
OREGON											
# of Active Loans	43	45	50	58	48	41	42	50	48	42	37
% of Total UPB	22%	22%	20%	21%	20%	17%	16%	18%	14%	12%	10%
# of Paid Off Loans (QTR)	12	19	21	23	26	25	23	17	19	22	19
% of Paid Off UPB	15%	25%	29%	26%	22%	22%	21%	14%	14%	15%	14%
PENNSYLVANIA											
# of Active Loans	1	1	1	—	—	—	—	—	—	—	—
% of Total UPB	<1%	<1%	<1%	—	—	—	—	—	—	—	—
# of Paid Off Loans (QTR)	—	—	—	—	—	—	—	—	—	—	—
% of Paid Off UPB	—	—	—	—	—	—	—	—	—	—	—

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.

COLLATERAL GEOGRAPHY	1Q19	2Q19	3Q19	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21
SOUTH CAROLINA											
# of Active Loans	6	4	4	1	1	—	—	—	—	—	—
% of Total UPB	3%	2%	1%	<1%	<1%	—	—	—	—	—	—
# of Paid Off Loans (QTR)	—	2	—	3	1	1	—	—	—	—	—
% of Paid Off UPB	—	3%	—	3%	1%	1%	—	—	—	—	—
TENNESSEE											
# of Active Loans	2	1	1	3	1	1	1	1	—	—	—
% of Total UPB	<1%	<1%	<1%	1%	<1%	<1%	<1%	<1%	—	—	—
# of Paid Off Loans (QTR)	—	1	1	1	2	—	—	—	1	—	—
% of Paid Off UPB	—	1%	1%	1%	1%	—	—	—	1%	—	—
TEXAS											
# of Active Loans	10	21	18	17	18	30	33	47	59	45	45
% of Total UPB	3%	5%	3%	3%	4%	8%	7%	12%	13%	11%	13%
# of Paid Off Loans (QTR)	4	5	11	6	10	13	21	19	23	36	28
% of Paid Off UPB	3%	3%	8%	4%	4%	6%	15%	11%	14%	18%	15%
UTAH											
# of Active Loans	1	2	6	6	6	12	20	15	11	14	22
% of Total UPB	1%	1%	2%	2%	2%	3%	5%	3%	2%	3%	5%
# of Paid Off Loans (QTR)	—	—	1	2	4	2	2	13	13	11	6
% of Paid Off UPB	—	—	1%	1%	4%	1%	1%	7%	7%	5%	3%
VIRGINA											
# of Active Loans	1	2	3	7	6	6	5	4	2	2	1
% of Total UPB	<1%	<1%	<1%	1%	1%	1%	<1%	<1%	<1%	<1%	<1%
# of Paid Off Loans (QTR)	—	1	—	3	2	—	1	2	2	—	1
% of Paid Off UPB	—	1%	—	<1%	1%	—	<1%	1%	<1%	—	<1%
WASHINGTON											
# of Active Loans	20	21	26	38	34	29	35	27	26	21	21
% of Total UPB	6%	6%	6%	12%	12%	10%	10%	9%	8%	5%	6%
# of Paid Off Loans (QTR)	15	14	9	8	14	16	8	16	10	9	8
% of Paid Off UPB	12%	10%	8%	5%	8%	9%	5%	9%	7%	9%	5%

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.